                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F                 Form 40-F  X
                        -----                     -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  X
                     -----                    -----


This Form 6-K consists of the Axcan Pharma Inc. 2002 Annual Report.

2002 AXCAN PHARMA
                              Annual Report










                             We ARE GASTROENTEROLOGY
                                   [LABOR OMNIA VINCIT IMPROBUS. (VIRGIL)
                                ------------------------------------------------
                                                     WORK CONQUERS EVERYTHING.]



                                                        [logo AXCAN PHARMA HERE]

[ABOUT AXCAN PHARMA
--------------------------------------------------------------------------------

Axcan Pharma Inc. ("Axcan" or the "Company") is a leading specialty pharmaceutical company that develops, manufactures, markets and distributes gastrointestinal ("GI") products primarily in North America and Europe. Through internal product development and synergistic acquisitions of products and companies, Axcan has built a leadership position in the North American gastroenterology market.

Axcan currently markets more than 40 GI products and dosage strengths, including several that hold a leading market position.

The Company plans to continue to grow its business by:

     -    increasing market penetration of existing products;

     - developing line extensions and/or label expansions for existing products;

     - increasing market coverage by in-licensing and acquiring new products that can leverage its distribution infrastructure;

     - researching, developing and obtaining marketing approval for new products; and

     -    expanding geographically.


Since its beginning, 20 years ago, Axcan has been, and will continue to be, focused on the field of gastroenterology.




[FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

This Annual Report contains forward-looking statements with respect to either the Company or certain of its subsidiaries. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of the Company and its subsidiaries, may ultimately prove to be incorrect. Factors which could cause actual results or events to differ materially from current expectations are discussed on page 30 of this Annual Report as well as in the Company's Annual Information Form for the year ended September 30, 2002. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

GASTROENTEROLOGY

Gastroenterology is defined as the diagnosis and treatment of diseases affecting the entire digestive system including the esophagus, the stomach, the small and large intestines, the liver, the pancreas, and the gall bladder. Gastrointestinal disorders affect 60 to 70 million men, women, and children of all ages in North America. Mortality, including deaths from cancer, amounts to 191,000 people per year and approximately 10 million people are hospitalized every year (13% of all hospitalizations).

Irritable bowel syndrome ("IBS") and dyspepsia are the most common functional GI disorders. IBS alone affects 10% to 20% of adults. A functional disorder does not show any evidence of an organic or physical disease,and the cause of a functional GI disorder is not detected in blood tests or X-rays. Such disorders are diagnosed based on symptoms, and lifelong treatments are often required to alleviate these symptoms. The symptoms due to such disorders can cause discomfort, ranging from inconvenience to deep personal distress. For those individuals who experience severe symptoms, the disorders can be debilitating, thus compromising their ability to actively participate in their personal and professional lives.

Beyond IBS, other conditions like pancreatic insufficiency, inflammatory bowel disease and cholestatic liver disease fall within the category of GI diseases and disorders. The costs related to the treatment of such diseases represent a tremendous economic and social burden.

Much remains unknown about gastrointestinal diseases and disorders. Consequently, there is a critical need to support more research, which Axcan has done for the past 20 years through its research efforts designed to benefit scientific knowledge and lead to advanced therapies in the field of gastroenterology.


[ESOPHAGUS
Muscular tube that transports food by peristalsis from the pharynx to the stomach. Both ends are closed off by sphincters (muscular constrictions), which relax to let food through and close to keep food from backing up.

[LIVER AND BILIARY SYSTEM
The liver is the body's largest internal organ, weighing about 1.5 kg or 2.5% of body weight. The liver and biliary system produce bile and transport it to the small intestine, where it breaks up fats and other components of diet, and aids the digestion and absorption of nutrients. Approximately 1 L of bile is produced daily and enters the small intestine.

[STOMACH
The stomach is a digestive sac in the left upper abdominal cavity, which expands or contracts with the amount of food in it. It has four regions: the cardia leads down from the esophagus; the fundus curves above it; the body is the largest part; and the antrum narrows to join the duodenum at the pyloric valve. Iron and very fat-soluble substances (e.g., alcohol and some drugs) are absorbed in the stomach. Peristalsis mixes food with enzymes and hydrochloric acid from glands in its lining and moves the resulting chyme toward the small intestine. The vagus nerve and sympathetic nervous system control the stomach's secretions and movements.

[PANCREAS
The pancreas is a digestive and endocrine organ located behind the stomach in the upper abdomen. The pancreas secretes digestive juices containing enzymes into the duodenum to help break down food into smaller molecules that can be absorbed. It also secretes insulin into the bloodstream to maintain the appropriate concentration of glucose in the blood.

[COLON
The colon, also known as the large intestine, is the final organ of the digestive process. It is responsible for drying out indigestible food residues by absorbing fluid and producing solid waste (feces) for elimination. Approximately 1.5 m long, the colon has six distinct regions leading from the join with the small intestine (ileocaecal valve): caecum, ascending colon, transverse colon, descending colon, sigmoid colon and rectum.

[SMALL INTESTINE
The small intestine is the longest section of the digestive tract, with an average length of about 6 m. Although only 2.5 cm in diameter, its surface area for absorption covers the size of a tennis court. Large quantities of nutrients and water can be absorbed in the small intestine. Daily, it is capable of absorbing: several kg of carbohydrate; up to 1 kg of fat; 500 g of proteins; and 20 L of water. The surface cells of the small intestine are highly specialized for digestion and absorption of nutrients. Almost all of the body's nutrient absorption occurs in the small intestine along its three sub-divisions: the duodenum, the jejunum and the ileum.

[Labor omnia vincit improbus.
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        WORK CONQUERS EVERYTHING.]





                [Axcan proudly
                         presents its 7th Annual Report
               --------------------------------------------------


[Table of Contents
----------------------------

               Financial Strengths                              2

               Financial Highlights                             3

               Message to Our Shareholders                      5

               Diseases and Products                           10

               Research and Development                        18

               Management's Discussion and Analysis of
               Financial Condition and Results of Operations   24

               Consolidated Financial Statements               33

               Additional Information                          66

[page 2 AXCAN PHARMA]

FINANCIAL
             STRENGTHS




            [Percentages compare 2002 to 2001
     ------------------------------------------------------------



              27%  increase in revenue
                                         SOLID GROWTH

              31%  increase in adjusted net earnings
                                         ENHANCED SHAREHOLDER VALUE

              388% increase in cash, cash equivalents and short-term investments
                                         WELL POSITIONED FOR CONTINUED GROWTH

              31%  increase in research and development
                                         INVESTING IN THE FUTURE

                                                           [page 3 AXCAN PHARMA]

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FINANCIAL
            HIGHLIGHTS



YEARS ENDED SEPTEMBER 30                                              2002          2001
--------------------------------------------------------------------------------------------
(ALL AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE       $             $
DATA, PERCENTAGES AND RATIOS)

Operating results

     Revenue                                                          133,175       104,549
     Research and development                                           8,025         6,129
     EBITDA*                                                           40,483        32,779
     Net earnings                                                      20,868        11,472
     Cash flows from operating activities                              35,325        16,405

Diluted per share information

     Net earnings                                                        0.49          0.31
     EBITDA*                                                             0.95          0.90
     Cash flows from operating activities                                0.83          0.45

     Weighted average number of
          common shares outstanding (diluted)                      42,527,500    36,531,052

Financial position

     Cash, cash equivalents and short-term investments                 80,745        16,541
     Total assets                                                     369,142       249,103
     Long-term debt                                                     5,899           215
     Shareholders' equity                                             299,177       205,141

Percentages and ratios

     EBITDA* as a percentage of revenue                                  30.4%         31.4%
     Net earnings as a percentage of revenue                             15.7%         11.0%
     Revenue growth                                                      27.4%         19.5%
     Return on equity                                                     8.3%          6.3%

     EBITDA* to financial expenses                                       34.5           9.3

* EBITDA: earnings before financial expenses, interest income, amortization and income taxes

"AXCAN WILL CONTINUE TO SET REALISTIC EXPECTATIONS AND ATTAINABLE GOALS WHILE STRIVING TO IMPROVE THE QUALITY OF LIFE OF PATIENTS SUFFERING FROM GASTROINTESTINAL DISEASES AND RELATED DISORDERS.

WE ARE PROUD THAT THROUGHT OUR 20 YEARS OF EXISTENCE, WE HAVE MADE CONSTANT PROGRESS TOWARDS OUR GOAL AS THE RECOGNIZED EXPERTS IN GASTROENTEROLOGY. WE HAVE ESTABLISHED LOYALTY AMONG PATIENTS, CAREGIVERS, OUR EMPLOYEES AND SHAREHOLDERS. WE INTEND TO CONTINUE TO BUILD OUR GASTROENTEROLOGY BUSINESS ON THE VALUES THAT UNDERLIE OUR EVERYDAY ACTIONS: COMPASSION, SERVICE, INTEGRITY, RESOURCEFULNESS, COMMITMENT AND FLEXIBILITY."

                                                                LEON F. GOSSELIN
                                                          CHAIRMAN OF THE BOARD,
                                                               PRESIDENT AND CEO

                                                           [page 5 AXCAN PHARMA]

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MESSAGE TO
            OUR SHAREHOLDERS



Dear Shareholders,


     This has been another banner year for Axcan Pharma. In our 20th year, we achieved impressive financial results, advanced our pipeline, and moved closer to our goal of becoming a recognized multinational leader in gastroenterology.


     Axcan has consistently delivered strong financial results in terms of revenue and earnings growth every year since it became a public company in Canada in 1995. In fiscal 2002, Axcan once again generated solid top and bottom-line growth and continued to enhance shareholder value. We have been able to do so in spite of increased competition and other challenges. Revenue grew approximately 27% to $133.2 million while net earnings increased 82% to $20.9 million. In addition to dramatic increases in sales and earnings, Axcan, as in previous years, continued to differentiate itself from competitors as the only fully integrated pharmaceutical company in gastroenterology. Our stakeholders, including our patients, customers, shareholders, employees, suppliers and public authorities, trust and rely on our dedication and expertise in gastroenterology, hence our choice of "Past, Present, Future - We ARE Gastroenterology" as the theme of this year's annual report.

[page 6 AXCAN PHARMA]


     When Axcan was founded in 1982, we were a small Canadian company. I am pleased to report that in 2002, we made significant progress towards one of our key objectives of becoming a multinational specialty pharmaceutical company. Through the acquisition of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol") and Laboratoires Enteris S.A.S. ("Enteris"), both located in France, we established a major presence in the European gastrointestinal market. We are confident that future acquisitions will add strength and stability to the Company as we plan to build upon our existing strengths in North America and Europe and expand our geographic reach.

     In conjunction with our expanded geographic reach, and to better serve our patients, we restructured the Company's corporate operations into two major divisions, North America and Europe. This reorganization allowed us to blend corporate cultures and to increase focus on patient care while adapting to local market environments. We continue to leverage our overall infrastructure to increase profitability.

     We also continued to earn the trust and loyalty of Axcan shareholders, thanks to our dedicated efforts. We implemented sound strategies, carefully targeted acquisitions, and operated within conservative financial management and ethical standards.


          27%                        82%
        $133.2 million              $20.9 million


        REVENUE                 NET EARNINGS

                                                           [page 7 AXCAN PHARMA]

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        76%                     4%                        15%
     INCREASE                INCREASE                   INCREASE
    Net sales               Net sales                   Net sales
  $25.7 million            $39.5 million              $30.2 million

     CANASA               ULTRASE/VIOKASE                URSO 250



SEVERAL PRODUCTS RECORD DOUBLE-DIGIT SALES GROWTH


     CANASA, our mesalamine suppository for the treatment of active ulcerative proctitis, continued to achieve record sales growth. Net sales grew to $25.7 million, an increase of 76% over the previous year. CANASA is the only rectal suppository available in the United States and market penetration has been spectacular, assisted by Axcan's expertise and reputation in the field of inflammatory bowel diseases. Overall, sales of Axcan products containing mesalamine rose to $34.2 million in 2002 or 26% of total sales.

     Our growth in 2002 was driven not only by CANASA but also by increased net sales of a variety of our products, particularly ULTRASE, VIOKASE and URSO 250. Net sales of pancreatic enzymes in 2002 increased by 4% to $39.5 million while net sales of URSO 250 increased by 15% to $30.2 million.


DEVELOPMENT PROGRAMS EXPAND


     We also grew and improved our gastroenterology expertise through the continued development and acquisition of new products. We submitted two new products for approval: PHOTOFRIN, for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus in the United States, Canada and Europe, as well as HELICIDE for HELICOBACTER PYLORI eradication in the United States and Canada. Although the Food and Drug Administration ("FDA") issued a "non-approvable" letter in August 2002 due to manufacturing issues at one of five sites involved in the production of HELICIDE, an approval for HELICIDE is still expected in fiscal 2003. No safety or efficacy issues were raised, and together with our manufacturing partner, we have been able to address the FDA's issues in a short period of time. HELICIDE represents an important new therapeutic option in the eradication of HELICOBACTER PYLORI, one of the main causes of ulcers and increasingly suspected to be the cause of a number of cancers.

[page 8 AXCAN PHARMA]


     Several other key development programs were in the spotlight in 2002, as we worked to enhance our long-term profitability with products from our own development portfolio. Mesalamine is one of the key elements of this strategy, and we will continue to dedicate R&D resources towards regulatory filing for marketing approvals for two additional products currently in our pipeline. We acquired an exclusive license from Gentium S.p.A. for a new patented form of rectal mesalamine gel in North America. We are about to initiate studies to support regulatory filings and believe this patented product has great potential and will enhance compliance for lifelong therapy. We also initiated the development of a 750-mg mesalamine tablet in Canada that should be a welcomed addition to our oral mesalamine product line.

     Additionally, we seek to expand into new therapeutic markets for ursodiol, our leading therapy for the treatment of cholestatic liver diseases and related diseases. We are focusing on the development of two patented new chemical entities ("NCE"). NCX-1000, licensed from NicOx, has proven effective in reducing inflammation and organ damage and in decreasing portal hypertension, a major complication of late-stage liver diseases. We also initiated development of another NCE, ursodiol disulfate, for the prevention of the recurrence of colorectal polyps.

     Finally, we improved our balance sheet and cash flows again, raising in excess of $65 million to fund our proven growth strategy. We closed 2002 with the financial resources to propel us into the future: more than $80.7 million in cash, cash equivalents and short-term investments; generation of $35.3 million in operating cash flows; a $55-million line of credit; and solid debt capacity. We begin fiscal 2003 financially well positioned to achieve our objectives.

                                                           [page 9 AXCAN PHARMA]

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     With our broad product line and focus on research and development, our leadership position in the field of gastroenterology is enviable. Axcan is now recognized as the leading North American specialty pharma company in the field of gastroenterology and we are establishing a similar position in Europe. More than ever before, I am convinced that the value of Axcan rests on these achievements as well as the ever-expanding potential of our product pipeline.

     We wish to emphasize our commitment to the continued enhancement of Axcan's value for its shareholders. The 20-year focus on gastroenterology, and the recent strategic acquisitions in North America and Europe, reflect our determination to improve the quality of our results to ensure a steady increase in Axcan's value. No doubt there are challenges ahead, but the Axcan management team is ready to face them with the help of the other employees around the globe, whom I would like to acknowledge for their hard work, dedication and loyalty to the Company. Our future as a gastroenterology pharmaceutical company is promising and we are steadily progressing.

     With the building blocks in place to further solidify Axcan as a multinational, specialty pharmaceutical company in the gastroenterology arena, I would like to express and acknowledge my appreciation to our Board of Directors for their many contributions toward the betterment of the Company as Axcan strives to become a model of sound corporate governance and managerial integrity.

     In conclusion, we thank all of you, our shareholders, for the trust you have placed in Axcan Pharma. We will continue to do our utmost to ensure that you are rewarded, as we remain today, and in the future, the gastroenterology specialist we have been for the past 20 years.


                    Leon F. Gosselin
                    Chairman of the Board, President and Chief Executive Officer

                    (signed)

[page 10 AXCAN PHARMA]


[BOWEL
     DISEASES
--------------------------------------------------------------------------------

[Inflammatory Bowel Diseases
----------------------------

INFLAMMATORY BOWEL DISEASES ("IBDs"), Crohn's Diseases and Ulcerative Colitis, are believed to be caused by an immune system-induced inflammation. It is estimated that there are currently 1,000,000 cases of IBD in the United States with approximately 400,000 new cases every year.

CROHN'S DISEASE can affect any part of the alimentary canal, from the mouth to the anus, but commonly affects the small and large intestines. The wall of the intestine becomes inflamed, irritated, and ulcerated. This disease most commonly involves the lower part of the small intestine called the ileum.

In ULCERATIVE COLITIS, the inner lining of the large intestine (colon or bowel) and rectum becomes inflamed. The inflammation may involve the rectum alone (proctitis), the rectum and sigmoid colon (distal colitis), the rectum and a large part of the colon (sub-total colitis), or the rectum and the entire colon (total or universal colitis). Ulcerative colitis affects all age groups but is more common in people between the ages of 14 and 40.

[Irritable Bowel Syndrome
-------------------------

IRRITABLE BOWEL SYNDROME ("IBS") is the most common gastrointestinal problem seen by primary care physicians even though two-thirds of individuals with IBS never seek treatment. IBS is very common and is estimated to be experienced by as many as 20% of the United States population, in one form or another, resulting in more work absenteeism than any other illness with the exception of the common cold.

This disease is characterized by functional irritability of the intestine and it reveals abnormalities including constipation, diarrhea, bloating, abdominal pain and equivocal symptoms in the digestive tract caused by excessive intestinal motion, stress and enhancement of secretory functions.


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[PICTURE]                                [PICTURE]

SALOFALK                                 SALOFALK
(suppositories)                          (enemas)
Inflammatory bowel diseases              Inflammatory bowel diseases


CANASA
(suppositories)
Active ulcerative proctitis



[PICTURE]                                [PICTURE]

SALOFALK                                 CORTENEMA
(tablets)                                (enemas)
Inflammatory bowel diseases              Corticosteroid used as an adjunct
                                         in the treatment of non-specific
MODULON                                  inflammatory diseases
(tablets)
Relief of symptoms associated with
irritable bowel syndrome

GLOSSARY OF TECHNICAL TERMS

ADENOMATEOUS  POLYP

     benign growth (tumor) arising from the inner layer of the gastrointestinal tract and protruding into the lumen of the gastrointestinal tract.

BARRETT'S ESOPHAGUS

     condition that results from prolonged heartburn, which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach.

BILE DUCTS

     channels that collect bile from the liver and deliver it to the intestine.

CHOLESTATIC DISEASES OF THE LIVER

     conditions in which the bile flow from the liver is impaired. Colon large intestine. Colorectal Adenomateous Polyps polyps which are considered precursors to colorectal cancer.

COLON

     large intestine.

COLORECTAL ADENOMATEOUS POLYPS

     polyps which are considered precursors to colorectal cancer.


CONSTIPATION

     rare or difficult stool evacuation.

CROHN'S DISEASE ("CD")

     inflammatory bowel disease that affects the wall of the gastrointestinal tract.

CYSTIC FIBROSIS ("CF")

     congenital disease characterized by excessive secretions of certain glands, resulting in pancreatic insufficiency and pulmonary disorders.

DIARRHEA

     frequent evacuation of watery stools.

DUODENUM

     part of the small intestine attached to the end of the stomach.

EXOCRINE PANCREATIC INSUFFICIENCY

     decreased production and release of the enzymes produced in the pancreas, which leads to digestive problems.

FOOD AND DRUG ADMINISTRATION ("FDA")

     regulatory body for the development, approval, manufacture, sale and use of drugs in the United States.

GASTROENTEROLOGY

     internal medicine specialty devoted to the diseases and disorders of the digestive system.

[page 12 AXCAN PHARMA]

[LIVER
       DISEASES
--------------------------------------------------------------------------------

Diseases of the liver are the third most common cause of death among Americans between the ages of 30 and 50 and the seventh most frequent disease-related cause of death in the United States overall. Liver diseases are estimated to account for up to $8 billion annually in economic losses in the United States. Approximately 400,000 people suffer from chronic liver diseases and 26,000 die from the disease every year in the United States.

PRIMARY BILIARY CIRRHOSIS ("PBC") is one of the two principal autoimmune liver diseases, which include autoimmune hepatitis as well. PBC is a chronic liver disease that slowly destroys the bile ducts in the liver and eventually leads to cirrhosis. Cirrhosis results in severe liver scarring that diminishes liver function. The cause of primary biliary cirrhosis is unknown.

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[PICTURE]

URSO 250
(tablets)
Cholestatic liver diseases in Canada and primary biliary cirrhosis in the United States


Studies show that women are affected 10 times more commonly than men. PBC is usually diagnosed in patients between the ages of 35 and 60. In the early stages,patients with PBC usually appear quite healthy. Later, the patient feels tired, develops increased tanning of the skin, jaundice, scratch marks on the body from chronic itch, and weight loss. The illness is chronic and can lead to liver failure and other life-threatening complications.



GLOSSARY OF TECHNICAL TERMS
                (continued)


HELICOBACTER PYLORI ("HP")

     bacterium with a spiral tail which lives under the gastric mucosa layer; the presence of HP is correlated with gastritis, as well as gastric and duodenal ulcers.

HIGH-GRADE DYSPLASIA ASSOCIATED WITH BARRETT'S ESOPHAGUS

     condition that results from prolonged acid reflux (heartburn) which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach; this transformation makes the esophageal tissue more susceptible to cancer.

INFLAMMATORY BOWEL DISEASES ("IBDS")

     chronic diseases of unknown cause characterized by inflammation of portions of the gastrointestinal tract.

IRRITABLE BOWEL SYNDROME ("IBS")

     functional bowel disorder which primarily affects gastrointestinal motility.

LIVER

     organ located in the top right portion of the abdominal cavity connected to the digestive tract; it secretes bile that is excreted in the duodenum, thus facilitating digestion of food in the small intestine.

MESALAMINE

     5-aminosalicylic acid (5-ASA).

NON-ALCOHOLIC STEATOHEPATITIS ("NASH")

     disease characterized by elevated blood levels of liver enzymes and the accumulation of fat in the liver and fibrosis; untreated, it can progressively lead to cirrhosis and death.

PANCREAS

     abdominal gland located behind the stomach and connected to the gastrointestinal tract that secretes pancreatic juice to aid digestion and insulin, an essential hormone for the metabolism of sugars.

PANCREATITIS

     inflammation of the pancreas.

[page 14 AXCAN PHARMA]


[PANCREATIC
          DISEASES
--------------------------------------------------------------------------------

PANCREATIC DISEASES and disorders include inflammation (pancreatitis), infections, tumors, and cysts. If more than 80-90% of the pancreas must be removed (pancreatectomy) or if normal activity of the pancreas is impaired, patients will need to take insulin and pancreatic extracts. Patients often endure pain and malnutrition, and are most likely left with a higher risk for pancreatic cancer.

Pancreatitis is an inflammation of the pancreas that can be acute or chronic. Normally, digestive enzymes do not become active until they reach the small intestine, where they begin to digest food. But if these enzymes become active inside the pancreas, they start "digesting" the pancreas itself.

ACUTE PANCREATITIS occurs suddenly and lasts for a short period of time. It usually resolves on its own. In most cases, acute pancreatitis is caused by excessive alcohol consumption and gallstones. An estimated 80,000 cases occur in the United States each year and approximately 20 percent of these cases are severe.

CHRONIC PANCREATITIS occurs when digestive enzymes attack and destroy the pancreas and nearby tissues, causing scarring and pain. The damaged ducts cause the pancreas to become inflamed, destroy tissue and create inflammation in scar tissue. Scarring over a long period of time eventually destroys the glandular tissue in the pancreas. This results in an inability to properly digest fat due to a lack of pancreatic enzymes and reduced production of insulin. It is estimated that chronic pancreatitis is responsible for 122,000 physician-office visits and 20,000 hospitalizations every year in the United States.

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[PICTURE]                          [PICTURE]

ULTRASE                            VIOKASE
(capsules)                         (tablets and powder)
Partial or complete exocrine       Partial or complete exocrine
pancreatic insufficiency           pancreatic insufficiency

CYSTIC FIBROSIS ("CF") is, by far, the most commonly inherited pancreatic disease of childhood. It accounts for approximately 90% of all childhood pancreatic disorders. Damage to the CF patient's pancreas begins when the affected child is in the mother's womb. The small tubes inside the pancreas, which allow digestive enzymes to reach the intestine, become blocked with mucus and protein, causing the pancreas to badly scar and shrink. Many children with CF show evidence of severe pancreatic failure immediately following birth, and by two years of age, 90% of CF patients are diagnosed - usually with severe malnutrition. Approximately 85% of everyone with CF has pancreatic insufficiency and may require pancreatic enzymes.



GLOSSARY OF TECHNICAL TERMS
               (continued)


PLACEBO

      inactive substances used in experimental blinded drug studies.

PRIMARY BILIARY CIRRHOSIS ("PBC")

     chronic cholestatic liver disease that progresses slowly towards a terminal phase characterized by jaundice, signs of decompensated cirrhosis, ascites and variceal bleeding.

PRIMARY SCLEROSING CHOLANGITIS ("PSC")

     liver disorder characterized by an inflammatory and sclerosing process leading to a progressive reduction in the diameter of the bile ducts; its progressive course generally leads to liver cirrhosis, portal hypertension and often death.

RECTUM

     bottom portion of the large intestine extending to the anal canal.

STOMACH

     portion of the alimentary tract involved in the digestion process. Steatorrhea abnormally high fecal excretion of non-digested fat.

STEATORRHEA

     abnormally high fecal excretion of non-digested fat.

STOMACH ULCER

     necrotic lesion characterized by a crater-like erosion of the stomach wall (gastric ulcer) or the duodenum (duodenal ulcer); often associated with painful symptoms.

ULCERATIVE COLITIS/PROCTITIS

     chronic inflammatory diseases affecting the inner mucus membrane of the colon, more often the distal portions of the colon.

URSODIOL (URSODEOXYCHOLIC ACID)

     naturally occurring bile acid, present as a minor fraction of the total human bile acids and in greater concentrations in the bile of certain animal species such as bears.

[page 16 AXCAN PHARMA]


[OTHER GASTROINTESTINAL
               DISEASES AND DISORDERS


Axcan also markets various other products for the treatment of GI diseases and disorders including gastric hyperacidity, heartburn, constipation, diarrhea, gastric and duodenal ulcer, esophagitis as well as the palliative and curative treatment of various forms of cancer.




[PICTURE]
SCANDISHAKE
(powder)
High-energy caloric supplement for cystic fibrosis patients


SCANDICAL
(powder)
High-energy caloric supplement for cystic fibrosis patients

                                                          [page 17 AXCAN PHARMA]

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
[PICTURE]                           [PICTURE]                           [PICTURE]

AMPHOJEL                            ADEKs                               BASALJEL
(tablets and suspensions)           (tablets and pediatric drops)       (capsules)
Antacid                             Multivitamin supplement for         Treatment of
                                    people with malabsorptive           hyperphosphatemia
                                    conditions
MUCAINE                                                                 COPTIN
(suspensions)                                                           (oral suspensions and tablets)
Antacid                                                                 Antibiotic for the treatment
                                                                        of certain infections


[PICTURE]                           [PICTURE]                           [PICTURE]

FLUTTER                             HELISAL One STEP                    LANSOYL
(medical device)                    (test)                              (jelly)
Improvement of pulmonary            Detection of                        Laxative
ventilation and expectoration       HELICOBACTER PYLORI
of mucus


[PICTURE]                           [PICTURE]                           [PICTURE]

PHOTOFRIN                           LACTEOL                              TRANSULOSE
(powder to be dissolved in a        (capsules, powder                    (jelly)
solution                            and ampules)                         Constipation
for injection)                      Diarrhea
Palliative and curative
treatment of various cancers        TAGAMET                              TRANSITOL
                                    (tablets)                            (jelly)
                                    Gastric and duodenal                 Constipation
                                    ulcers, esophagitis

[page 18 AXCAN PHARMA]

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RESEARCH AND DEVELOPMENT
--------------------------------------------------------------------------------



Management believes Axcan's product pipeline plays an important role in enabling the Company to sustain above average growth in the future. Although Axcan does not perform discovery research, it develops products in Phase II and III studies and in-licenses products ready to enter clinical trials. In spite of increased competition for licensing opportunities, Axcan's expertise in gastroenterology enables the Company to access a remarkable range of products that will allow it to expand its therapeutic focus in the field of gastroenterology. Axcan remains an ideal partner for companies willing to develop and market their gastroenterology products in North America and increasingly in Europe. Its strong scientific affairs group has a solid track record in the development and approval pathways. In total, Axcan has 14 promising projects at various stages of development, which it believes will enable the Company to launch therapies in the years to come, thereby expanding its franchise in the gastroenterology market.

                                                          [page 19 AXCAN PHARMA]

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
PRODUCT                        INDICATION                MARKETS       PRECLINICAL   PHASE II   PHASE III   REGISTRATION   PHASE IV
                                                                       PHASE I
-----------------------------------------------------------------------------------------------------------------------------------

REGISTERED

   PHOTOFRIN-PHOTOBARR         High-Grade Dysplasia      Canada, U.S.,
                               associated with           Europe
                               Barrett's Esophagus

   HELICIDE                    HELICOBACTER PYLORI       Canada, U.S.
                               eradication

PHASE III AND IV
-----------------------------------------------------------------------------------------------------------------------------------
   CANASA 500 mg               Active Ulcerative         U.S.
      (Pediatric study)        Proctitis

   CANASA rectal gel           Ulcerative Colitis        Canada, U.S.

   SALOFALK 750 mg             Ulcerative Colitis and    Canada
                               Crohn's Disease

   SALOFALK 1 g                Ulcerative Colitis        Canada, U.S.

   HELICIDE                    HELICOBACTER PYLORI       Europe
                               eradication

   HELICIDE 14 days            HELICOBACTER PYLORI       Europe                      [GRAPH]
                               eradication

   PHOBARR II                  High-Grade Dysplasia      Canada, U.S.
                               associated with
                               Barrett's Esophagus

   URSO DS                     Primary Sclerosing        U.S.
                               Cholangitis

   URSO DS                     Primary Biliary           U.S.
                               Cirrhosis

   VIOKASE 16                  Steatorrhea               Canada, U.S.


PRECLINICAL, PHASE I AND II
-----------------------------------------------------------------------------------------------------------------------------------
   URSO 250                    Non-Alcoholic             Canada, U.S.
                               Steatohepatitis

   URSODIOL DISULFATE          Prevention of             Worldwide
                               the recurrence of
                               colorectal polyps

   NCX-1000                    Portal hypertension       Worldwide

   MODULON SR                  Pain-predominant          Worldwide
                               Irritable Bowel
                               Syndrome

[page 20 AXCAN PHARMA]


RESEARCH AND DEVELOPMENT


REGISTERED


PHOTOFRIN-PHOTOBARR

Barrett's Esophagus is the term given to a change that occurs in the lining of the lower esophagus in a proportion of patients with longstanding gastroesophageal reflux. Normally, the esophagus is lined with squamous
(flat) cells which make the esophagus smooth and slippery to aid the passage of food. For reasons that are not understood, in some patients with longstanding reflux, the squamous lining is replaced by columnar (tall) cells, similar to those which are normally found in the stomach. This change can be identified histologically by taking biopsies of this area at the time of upper gastrointestinal endoscopy. It is believed that 10 to 20 million people in the United States experience acid reflux problems. People with severe reflux problems are more likely to have Barrett's Esophagus, which is estimated to affect about 700,000 adults in the United States.

A small proportion of patients with Barrett's Esophagus develops cancer (adenocarcinoma) in the esophagus. This usually develops over a period of years and can be predicted by the detection of pre-cancerous changes (dysplasia) on biopsies, thus allowing treatment at an early stage before the cancer spreads.

Axcan conducted a 208-patient study, and compared PHOTOFRIN Photodynamic Therapy ("PDT") in combination with omeprazole (2 mg/kg intravenously followed by laser light-delivery at a wavelength of 630 nm within 48-72 hours up to a maximum of 3 courses followed by oral administration of omeprazole), to the administration of omeprazole alone. In this analysis, 138 patients in the PHOTOFRIN PDT group and 70 patients in the comparative group were followed for a minimum 2-year period (with a median of 3.5 years). Esophageal cancer occurred in only 13% of patients treated with PHOTOFRIN PDT compared to 27% of patients treated with omeprazole alone, a 52% reduction that is highly statistically significant (p less than 0.02).

PHOTOFRIN-PHOTOBARR has been filed in the United States, Canada and Europe for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus. Orphan drug designation has been granted in the United States and Europe. Approval is expected in the first half of fiscal 2003 in Canada and the United States, and in the second half of fiscal 2003 in Europe.

                                                          [page 21 AXCAN PHARMA]

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HELICIDE

The discovery in 1983 of the HELICOBACTER PYLORI organism is one of the major advances in gastroenterology in recent decades.This discovery has revolutionized the approach to many upper gastrointestinal disorders, especially the peptic ulcer disease. Helicobacter pylori causes a spectrum of disease in humans, including gastritis, ulcer disease (gastric and duodenal), gastric cancer and gastric lymphoma. Thus, HELICOBACTER PYLORI infection is a condition of enormous importance throughout the world. It is estimated that almost 10% of the population will develop peptic ulcer disease at some time in their lives,and more than 90% of duodenal ulcers,and as many as 70% of gastric ulcers,are due to HELICOBACTER PYLORI infection.

Axcan conducted a 277-patient Phase III trial comparing the HELICIDE regimen to the widely used omeprazole, amoxicillin, and clarithromycin ("OAC") combination. On a per-protocol basis (results in full accordance with the protocol established for the study), the eradication rates observed were 92% for the group treated with HELICIDE versus 88% for the group treated with OAC. On an intent-to-treat basis (results including all data associated with the correct or incorrect use of the drug), the eradication rates were 83% and 80%, respectively, in favor of HELICIDE. In addition, although in all study patients at baseline, 40% had a metronidazole resistant strain and 11% had a clarithromycin resistant strain, metronidazole resistance was overcome, and HELICOBACTER PYLORI eradication was achieved in 86% of patients treated with HELICIDE on a per-protocol basis and in 80% on an intent-to-treat basis. On the other hand, only 23% of clarithromycin-resistant patients were successfully treated with OAC on a per protocol basis and 21% in the intent-to-treat analysis. These results confirm that HELICIDE is neither statistically nor clinically different from OAC and that it has the potential to be used as a first-line therapy for the eradication of HELICOBACTER PYLORI because of its ability to overcome clarithromycin resistance.

HELICIDE has been filed in the United States and Canada for the eradication of HELICOBACTER PYLORI. Following a non-approvable letter from the U.S. Food and Drug Administration in August 2002, the Company recently submitted an amendment to its New Drug Application. The amendment addressed FDA questions related to the non-approval letter including manufacturing issues at one of five manufacturing sites involved in the production of HELICIDE. Axcan is currently working with the FDA and the manufacturer in question to resolve the remaining issues.

Axcan anticipates Canadian approval during the first half of fiscal 2003 and United States approval in the latter part of fiscal 2003.

[page 22 AXCAN PHARMA]


RESEARCH AND DEVELOPMENT


PHASE III and IV


CANASA 500 mg
As agreed with the FDA at the time of approval of this product candidate for commercialization in the United States, Axcan is conducting a Phase IV pediatric study on the use of CANASA suppositories in children for the treatment of active ulcerative proctitis. This 50-patient study should be completed in fiscal 2004.

CANASA rectal gel
Axcan recently in-licensed rights in North America to a new mesalamine rectal gel to be developed for the treatment of distal ulcerative colitis. The Company intends to initiate an open-label,randomized 180-patient Phase III study to assess the evolution of the clinical symptoms of the disease (rectal bleeding, bowel movements). This study will be supported by two 50-patient placebo studies. As previously announced, these studies will be initiated in the second quarter of fiscal 2003 with expected regulatory filings for approvals in the United States and Canada during the first half of fiscal 2004.

SALOFALK 750 mg
Axcan is conducting a Phase III trial, for the Canadian market, on the efficacy of a new 750-mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Axcan hopes to submit the results of this study for approval in Canada during the third quarter of fiscal 2003.

SALOFALK 1 g
Axcan is also conducting Phase III trials in North America on a new formulation of 1-g mesalamine suppositories for the treatment of ulcerative colitis. This 100-patient study evaluates the evolution of the clinical symptoms of the disease. Filing in the United States is expected in the third quarter of fiscal 2003, and approval in the United States is anticipated in the second half of fiscal 2004.

HELICIDE 14 days
Axcan plans to initiate a new HELICIDE clinical study in Europe, with a 14-day treatment duration instead of 10, without omeprazole. This new regimen, if proven as effective as the original 10-day therapy in eradicating the HELICOBACTER PYLORI bacterium, could be offered as an alternative to markets in developing countries where significant cost containment is a priority.

PHOBARR II
With PHOTOFRIN now awaiting regulatory approval in 2003 for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus, Axcan is undertaking an additional 5-year follow-up study with most of the 75 patients involved in the original clinical trials in order to track the effects of the treatment over a longer period of time.

URSO DS A Phase III trial on the efficacy of URSO DS for the treatment of primary sclerosing cholangitis has been initiated at 7 sites, including the Mayo Clinic. This long-term trial financed by a $3.5-million grant from the National Institutes of Health will involve 150 patients. The trial should be completed in fiscal 2007.

Axcan also intends to file a Supplemental New Drug Application in the United States in fiscal 2003, for the use of URSO DS in the treatment of primary biliary cirrhosis.

VIOKASE 16
Axcan is completing a Phase III study on the efficacy of VIOKASE for the treatment of steatorrhea in patients suffering from pancreatic insufficiency. This cross-over, 30-patient trial should be completed by the end of fiscal 2003. The results will be used to file a New Drug Application.

                                                          [page 23 AXCAN PHARMA]

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RESEARCH AND DEVELOPMENT


PRECLINICAL, PHASE I AND II


URSO 250
Non-Alcoholic Steatohepatitis ("NASH") is a serious liver disorder that has been recognized as a distinct entity only within the last 15 years. It is one of the most common liver diseases in Western countries affecting 10% to 20% of the general population, with prevalence increasing to 57% to 74% in obese persons. In this condition, fat deposits in liver cells causing cell enlargement and sometimes cell damage (steatohepatitis).

The main causes of NASH include obesity, high dietary intake of saturated fats, excessive alcohol consumption, and diabetes mellitus. Liver damage associated with fatty liver is common in people who drink alcohol excessively but also occurs in the absence of excessive alcohol consumption.

To date, there is no established treatment. With the increasing prevalence of diabetes and obesity, NASH is expected to become an increasingly serious problem.

No medications reduce or reverse liver damage. Axcan conducted a 175-patient Phase II study demonstrating that URSO 250 had the potential to improve liver functions. Final results of this study will be announced in the course of fiscal 2003 and will be presented at the Digestive Disease Week ("DDW") conference in Orlando, Florida, in May 2003. Axcan does not intend to pursue Phase III trials for this indication with the URSO 250 formulation.

URSODIOL DISULFATE
Colorectal cancer occurs when cells that line the colon become abnormal and grow out of control. Colorectal cancer is one of the most common cancers with more than 130,000 new cases diagnosed and causing more than 46,000 cancer-related deaths each year in the United States.

A polyp is a small "lump" growing from the lining of the colon. Colon polyps should be removed to prevent the development of colon cancer. Indeed, while colon polyps begin as benign tumors, some may develop into cancer. This risk increases as the polyp grows larger.

The most serious colorectal polyp is the adenoma, a small benign tumor growing to about 2 cm in size. Colonic adenomas are common and estimated to occur in more than 20% of the population, and in the majority of patients, there is no ill effect on health. Colonic adenomas are more common with increasing age. There is good evidence that colonic adenomas are the early stage of colorectal cancer. The larger the polyp, the greater the probability that the polyp will have undergone malignant change and contains cancer.

Preliminary results of studies conducted with ursodiol disulfate showed that it reduces the number of aberrant crypts in a rat model of colon cancer. Aberrant crypts are considered early abnormal changes in the intestinal lining that are precursors to colon cancer. In a small pilot study where rats were injected with the carcinogen azoxymethane, a 23% reduction in the total number of aberrant crypts in the colon was observed after four weeks in those animals treated with this new ursodiol formulation compared with control models. Ursodiol disulfate alone fed to rats had no adverse effects on the appearance of the lining of the colon. Long-term animal studies are ongoing to determine the effect of ursodiol disulfate on the time of appearance, the number, and the size of colonic tumors in the azoxymethane rat model of chemically-induced colon cancer. Results from these long-term studies are expected to be available in fiscal 2003. If noted trends are confirmed in the final analysis, Axcan will then initiate toxicity studies, followed by Phase I studies.

NCX-1000
NCX-1000, a nitric oxide-releasing derivative of ursodiol developed by NicOx, is in preclinical development for the treatment of portal hypertension, a complication of chronic liver diseases. In animal models of liver inflammation, NCX-1000 was shown to be effective in reducing portal hypertension. It has been shown to facilitate the repair of injury to the gastrointestinal tract by stimulating mucus secretion and by regulating the blood flow in the capillaries feeding the wall of the gastrointestinal tract and the mucus membrane.

Axcan and NicOx intend to initiate Phase I clinical studies in the second quarter of fiscal 2003. Completion of Phase III studies should occur in fiscal 2007.

MODULON SR Axcan and its partner, Labopharm, are developing a controlled-release formulation of Axcan's currently marketed product, MODULON, which is indicated for the treatment of Irritable Bowel Syndrome. Pharmacokinetic and pharmacodynamic studies should be completed in the second half of fiscal 2003.

[page 24 AXCAN PHARMA]


MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF  OPERATIONS

THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AXCAN PHARMA'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO. ALL AMOUNTS STATED IN U.S. DOLLARS.


[OVERVIEW
--------------------------------------------------------------------------------

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval; one, an additional indication for a currently marketed product and the other, an indication for a new product. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $133.2 million and earnings before financial expenses, interest income, amortization and income taxes of $40.5 million for the fiscal year ended September 30, 2002.

For fiscal 2002, sales of Axcan's three principal products, ULTRASE, URSO 250 and CANASA, accounted for approximately 23%, 23% and 19%, respectively, of Axcan's total revenue. Much of Axcan's recent sales growth is derived from sales in the United States and France, following recent acquisitions. Revenue from sales of Axcan's products in the United States was $100.1 million (75.1% of total revenue) for fiscal 2002, compared to $84.6 million for fiscal 2001, and $71.5 million for fiscal 2000. In Canada, revenue was $17.4 million (13.1% of total revenue) for fiscal 2002, compared to $18.5 million for fiscal 2001 and $16.0 million for fiscal 2000. In Europe, revenue was $15.7 million (11.8% of total revenue) for fiscal 2002, compared to $1.4 million for fiscal 2001.

Historically, Axcan's revenue has been principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write prescriptions for Axcan's products. These gastroenterologists write prescriptions for their patients, who, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers, or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.

Axcan's expenses have historically been comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses. In addition, because Axcan acquires many of the products that it markets, until September 30, 2001, a substantial portion of Axcan's expenses was related to amortization of trademarks, trademark licenses, manufacturing rights and goodwill, and financial expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To ensure that Axcan maintains good relations with wholesalers, Axcan typically gives wholesalers prior notice of price increases to enable them to purchase products that they will later sell at higher prices. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

                                                          [page 25 AXCAN PHARMA]

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On November 7, 2001, Axcan acquired Laboratoires Enteris S.A.S. ("Enteris"), a company specializing in the distribution of gastrointestinal products in France, and on April 17, 2002, Axcan completed the acquisition of Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol") in France, for a total purchase price of $36.1 million. A portion, approximately $4.7 million, was paid through the issuance of 365,532 shares at $13.04 (CDN $20.53) per share; the remainder, approximately $31.4 million, was paid in cash. These acquisitions allowed Axcan to establish operations in France and add two products to the Company's product line. They will also further the development of markets in Europe.


[CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates made by management include the calculation of reserves for doubtful accounts, product returns, rebates and allowances, useful lives of long-lived assets, fair value of goodwill and intangible assets, contingency provisions and other accrued charges. These estimates were made using the historical information available.

REVENUE RECOGNITION

Revenue is recognized when product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances, returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

GOODWILL AND INTANGIBLE ASSETS

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization using the straight-line method based on their estimated useful lives from 15 to 25 years until September 30, 2001. In 2001, the Canadian Institute of Chartered Accountants approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001, and addressing accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to adopt these standards early, and since October 1, 2001, it no longer amortizes its goodwill and intangible assets with infinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to earnings in the year they are incurred, net of related tax credits.

[page 26 AXCAN PHARMA]


[ACQUISITIONS
--------------------------------------------------------------------------------

YEAR ENDED SEPTEMBER 30, 2002

On November 7, 2001, Axcan acquired all of the outstanding shares of Enteris, a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Lacteol. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million, and was paid through the issuance of 365,532 common shares of the Company and $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition date.

YEAR ENDED SEPTEMBER 30, 2000

On November 19, 1999, Axcan redeemed Schwarz Pharma Inc. ("Schwarz")'s 50% interest in the Axcan URSO LLC ("Axcan URSO") joint venture. The purchase price amounting to $52.0 million was paid in cash by a loan from Schwarz, which was reimbursed in fiscal 2001. This acquisition was accounted for using the purchase method. The purchase price allocated to capital assets including trademarks, trademark licenses and manufacturing rights is amortized using the straight-line method over a period of 25 years.

On December 22, 1999, the Company reimbursed the note payable with a par value of CDN $40.0 million to a subsidiary of Caisse de depot et placement du Quebec by the issuance of shares of Axcan Scandipharm representing a 40.4% interest in Axcan Scandipharm. The same day, the Company acquired this 40.4% interest for cash. The excess of the cost of the purchase over the book value of the note payable amounting to $1.5 million was accounted for as goodwill.

On May 25, 2000, the Company acquired additional shares of a company subject to significant influence, Biozymes Inc. ("Biozymes"), a company specializing in the development and production of enzymes by extraction processes. This additional acquisition of shares increased the interest of the Company in Biozymes from 26.78% to 54.58%. The acquisition cost amounted to $0.6 million of which $0.3 million was paid in cash and the balance was paid in cash during fiscal 2001. This acquisition had no material impact on Axcan's earnings.


[QUARTERLY RESULTS
--------------------------------------------------------------------------------

AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS


                                       NET EARNINGS PER SHARE(1)
QUARTER        REVENUE   NET EARNINGS      BASIC    DILUTED
----------------------------------------------------------------
2000
FIRST          28,728    3,518             0.09     0.09
SECOND         30,532    4,672             0.12     0.12
THIRD          35,632    5,768             0.13     0.13
FOURTH         38,283    6,910             0.15     0.15

----------------------------------------------------------------
2001
FIRST          24,381    1,821             0.05     0.05
SECOND         24,636    2,492             0.07     0.07
THIRD          27,071    2,798             0.08     0.08
FOURTH         28,461    4,361             0.11     0.11

(1) Based on the weighted average number of shares outstanding during the year.

                                                          [page 27 AXCAN PHARMA]

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[RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table sets forth, for the fiscal years indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:


FISCAL YEARS ENDED SEPTEMBER 30          2002     2001     2000
---------------------------------------------------------------
REVENUE                                  100.0   100.0    100.0
                                         -----------------------
COST OF GOODS SOLD                        25.6    25.4     25.5
SELLING AND ADMINISTRATIVE EXPENSES       38.0    37.4     36.7
RESEARCH AND DEVELOPMENT EXPENSES          6.0     5.9      7.1
                                         -----------------------
                                          69.6    68.7     69.3
                                         =======================

EARNINGS BEFORE FOLLOWING ITEMS           30.4    31.3     30.7
                                         =======================
FINANCIAL EXPENSES                         0.9     3.3     10.4
INTEREST INCOME                           (0.7)   (0.9)    (1.2)
AMORTIZATION                               5.7    11.5     12.0
                                         =======================
                                           5.9    13.9     21.2
                                         =======================

EARNINGS BEFORE INCOME TAXES              24.5    17.4      9.5
INCOME TAXES                               8.8     6.4      3.9
                                         =======================
EARNINGS FROM CONTINUING OPERATIONS       15.7    11.0      5.6
EARNINGS FROM DISCONTINUED OPERATIONS        -       -      2.1
                                         =======================
NET EARNINGS                              15.7    11.0      7.7
                                         =======================

YEAR ENDED SEPTEMBER 30, 2002, COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

REVENUE

Revenue increased $28.7 million (27.5%) to $133.2 million for the year ended September 30, 2002, from $104.5 million for the preceding fiscal year. This increase in revenue came almost equally from increased sales in the United States and France. Fiscal 2002 revenue from Europe in the amount of $15.7 million included sales from Enteris for 11 months, and sales from Lacteol for 5 months. In the United States, CANASA rectal suppositories, marketed since April 2001, also contributed to the increase.

Key sales figures for fiscal 2002 are as follows:

-    Sales of ULTRASE/VIOKASE amounted to $39.5 million, an increase of 4%;

-    Sales of URSO 250 amounted to $30.2 million, an increase of 15%;

-    Sales of CANASA/SALOFALK amounted to $34.2 million, an increase of 53%;

- Sales of PHOTOFRIN and other products in North America amounted to $13.6 million;

-    Sales of all products in Europe amounted to $15.7 million.

COST OF GOODS SOLD

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $7.6 million (28.7%) to $34.1 million for the year ended September 30, 2002, from $26.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2002, increased marginally as compared to the preceding fiscal year, at 25.6% and 25.4%, respectively. This increase was due primarily to increased sales in Europe where margins are lower than in the United States.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $11.4 million (29.2%) to $50.5 million for the year ended September 30, 2002, from $39.1 million for the preceding fiscal year. This increase is mainly due to the inclusion of $7.8 million of selling and administrative expenses from Enteris and Lacteol. Additions to the sales force in the United States and increased marketing efforts on URSO 250 and CANASA suppositories in the United States also contributed to the increase.

[page 28 AXCAN PHARMA]


RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and for salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses are stated net of related tax credits, which generally constitute between 10% and 15% of the aggregate amount of such expenses. Research and development expenses increased $1.9 million (31.1%) to $8.0 million for the year ended September 30, 2002, from $6.1 million for the preceding fiscal year. During the fiscal year ended September 30, 2002, the Company completed the filing of new drug submissions for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus.

FINANCIAL EXPENSES

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $2.3 million (65.7%) to $1.2 million for the year ended September 30, 2002, from $3.5 million for the preceding fiscal year. Financial expenses for the year ended September 30, 2001, were primarily attributable to interest paid on a loan of approximately $52.0 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. This loan was repaid in fiscal 2001.

AMORTIZATION

Since October 1, 2001, amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization decreased $4.4 million (36.7%) to $7.6 million for the year ended September 30, 2002, from $12.0 million for the preceding fiscal year. The decrease resulted from a reduction of $6.4 million due to a change in accounting policies described earlier, regarding goodwill and other intangible assets offset in part by an increase of $2.0 million due to amortization of newly-acquired capital assets.

Amortization of assets acquired include $0.8 million for lasers used for PHOTOFRIN in the United States and $0.6 million for capital assets in France, for Enteris since November 2001, and Lacteol since April 2002.

INCOME TAXES

Income taxes amounted to $11.7 million for the year ended September 30, 2002, compared to $6.7 million for the year ended September 30, 2001. The effective tax rates were 36.0% in 2002 and 37.0% in 2001.

EARNINGS

Net earnings were $20.9 million or $0.50 of basic earnings per share and $0.49 of diluted earnings per share, for the year ended September 30, 2002, compared to $11.5 million or $0.31 per share on both a basic and diluted bases, for the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 35.8 million for the year ended September 30, 2001, to 41.7 million for the year ended September 30, 2002, following the completion of public equity offerings, the subscription of investors through private placements, the exercise of options previously granted pursuant to Axcan's stock option plan, the issuance of shares for the acquisition of assets and for the redemption of preferred shares previously issued in connection with the acquisition of PHOTOFRIN, both in fiscal years 2001 and 2002.

YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

REVENUE

Revenue increased $17.0 million (19.4%) to $104.5 million for the year ended September 30, 2001, from $87.5 million for the preceding fiscal year. This increase is primarily due to the acquisition of PHOTOFRIN by Axcan in June 2000, and increased sales in the United States.

                                                          [page 29 AXCAN PHARMA]

[Labor omnia vincit improbus.
--------------------------------------------------
        WORK CONQUERS EVERYTHING.]


COST OF GOODS SOLD

Cost of goods sold increased $4.2 million (18.8%) to $26.5 million for the year ended September 30, 2001, from $22.3 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2001, was relatively the same as in the preceding fiscal year, at 25.4% and 25.5%, respectively.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased $7.0 million (21.8%) to $39.1 million for the year ended September 30, 2001, from $32.1 million for the preceding fiscal year. These increases were mainly due to further additions to the field sales force in the United States, to increased marketing efforts following the integration of URSO 250 and VIOKASE into Axcan Scandipharm's product line, as well as to worldwide marketing expenses related to PHOTOFRIN. The newly-launched CANASA suppositories in the United States also contributed to this increase.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased $0.1 million (1.6%) to $6.1 million for the year ended September 30, 2001, from $6.2 million for the preceding fiscal year. During fiscal 2001, Axcan prepared for the filing of regulatory approvals for the use of PHOTOFRIN for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus and also prepared for regulatory filings for HELICIDE which were submitted in both Canada and the United States.

FINANCIAL EXPENSES

Financial expenses decreased $5.6 million (61.5%) to $3.5 million for the year ended September 30, 2001, from $9.1 million for the preceding fiscal year. The unusually high financial expenses for the year ended September 30, 2000, were primarily attributable to interest expenses paid on aggregate loans of approximately $93.0 million used to acquire Axcan Scandipharm and approximately $52.0 million used to acquire the 50% interest of Schwarz in the Axcan URSO joint venture. These loans have since been repaid.

AMORTIZATION

Amortization increased $1.5 million (14.3%) to $12.0 million for the year ended September 30, 2001, from $10.5 million for the preceding fiscal year. The increase resulted primarily from the amortization of the worldwide PHOTOFRIN rights acquired in June 2000.

EARNINGS

Earnings from continuing operations increased $6.6 million (134.7%) to $11.5 million, or $0.31 per share, for the year ended September 30, 2001, from $4.9 million, or $0.18 per share, for the preceding fiscal year. Net earnings increased $4.8 million (71.6%) to $11.5 million, or $0.31 per share, for the year ended September 30, 2001, compared to $6.7 million, or $0.25 per share, for the preceding fiscal year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 26.6 million for the year ended September 30, 2000, to 35.8 million for the year ended September 30, 2001, due to a public offering of common shares.


LIQUIDITY AND CAPITAL RESOURCES

Axcan used net cash in the amount of $31.3 million for the acquisition of Enteris and Lacteol. An equity financing completed in March 2002, through the issuance of 5,000,000 common shares along with a private placement and the exercise of options previously granted pursuant to Axcan's stock option plan resulted in $65.0 million in net cash, enabling the Company to maintain a high level of liquidity.

Axcan's cash, cash equivalents and short-term investments increased $64.2 million to $80.7 million at September 30, 2002, from $16.5 million at September 30, 2001. As of September 30, 2002, working capital was $103.4 million, compared to $43.6 million as of September 30, 2001. During the year ended September 30, 2002, total long-term debt increased $5.7 million to $5.9 million at September 30, 2002, from $0.2 million at September 30, 2001. The increase is mainly due to the inclusion of Lacteol's long-term debt since its acquisition on April 17, 2002. Total assets increased $120.0 million (48.2%) to $369.1 million at September 30,

[page 30 AXCAN PHARMA]


2002, from $249.1 million at September 30, 2001. Shareholders' equity increased $94.1 million (45.9%) to $299.2 million at September 30, 2002, from $205.1 million at September 30, 2001.

Cash flows from operating activities increased $18.9 million (115.2%) to $35.3 million for fiscal 2002, from $16.4 million for fiscal 2001. Cash flows from financing activities for the year ended September 30, 2002, were $63.3 million mainly due to the issuance of shares resulting in $65.0 million net cash proceeds to Axcan. Negative cash flows from investing activities for the year ended September 30, 2002, were $95.3 million, mainly due to the investment of excess cash following the issuance of shares in short-term investments, the net cash used to acquire Enteris and Lacteol in the amount of $31.3 million and acquisition of capital assets for $4.4 million.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flows from operations, and loans from joint venture partners and financial institutions. Since going public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been repaid).

On November 20, 2001, Axcan entered into a $55.0 million credit agreement with two Canadian chartered banks. The credit agreement includes a $15.0-million revolving operating facility and a $40.0-million 364-day, extendible revolving facility with a three-year term-out option. The interest rate varies between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances depending on the Company's leverage at such time. The facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. Borrowings under these facilities are secured by a security interest in favor of the lenders on most of the assets and properties of Axcan. The credit agreement provides for customary covenants, including compliance with certain financial ratios and negative covenants in respect of prior ranking security, capital expenditures, acquisitions, investments and divestitures. Cash dividends, repurchases of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of Axcan's net income for the preceding fiscal year. Currently, no amounts have been drawn under these facilities and Axcan is in compliance with all applicable terms thereof.


CASH FLOWS AND FINANCIAL RESOURCES

Axcan's research and development spending totaled $8.0 million for fiscal 2002 and $6.1 million for fiscal 2001. Axcan believes that its cash and operating cash flows will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash and temporary investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including product development through research and development activities, capital expenditures and repayment of debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that sales of these products will also significantly contribute to the increase in funds provided by operations.


[RISK FACTORS
--------------------------------------------------------------------------------

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

                                                          [page 31 AXCAN PHARMA]

[Labor omnia vincit improbus.
--------------------------------------------------
        WORK CONQUERS EVERYTHING.]


FOREIGN CURRENCY RISK

Axcan operates internationally; however, a substantial portion of its revenue and expense activities and capital expenditures is transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

INTEREST RATE RISK

The primary objective of Axcan's investment policy is the protection of principal. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. As the intent of the Company is to hold these investments until maturity, Axcan does not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows.

Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

SUPPLY AND MANUFACTURE

Axcan depends on third parties for the supply of active ingredients and for the manufacture of ULTRASE and URSO 250, two of Axcan's most important products (which each account for 23% of total revenue), and PHOTOFRIN. Axcan may not be able to obtain the active ingredients or products from such third parties, as the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, if at all. If any of these events occur, Axcan may not be able to continue to market certain products, and its sales and profitability would be adversely affected.

VOLATILITY OF SHARE PRICES

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow the activities of the Company can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.


[FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.


On behalf of Management,




(signed)
JEAN VEZINA
Vice President, Finance and Chief Financial Officer

                                                          [page 33 AXCAN PHARMA]


       [CONSOLIDATED FINANCIAL
                             STATEMENTS
--------------------------------------------------------------------------------



[Table of Contents
----------------------------

            Management's Report                                34
            Auditors' Report                                   35

            Financial Statements
               Consolidated Balance Sheets                     36
               Consolidated Earnings                           37
               Consolidated Retained Earnings                  37
               Consolidated Cash Flows                         38
               Notes to Consolidated Financial Statements      39

[page 34 AXCAN PHARMA]


Management's Report


The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.


These consolidated financial statements and the other financial information have been prepared by management in accordance with generally accepted accounting principles. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgment in establishing reasonable accounting estimates.


Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.


The Audit Committee is composed solely of external directors. This committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.


These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented below.


The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.





(signed)
LEON F. GOSSELIN
President and Chief Executive Officer



(signed)
DAVID W. MIMS
Executive Vice President and Chief Operating Officer


(signed)
JEAN VEZINA
Vice President, Finance and Chief Financial Officer


Mont Saint-Hilaire, Quebec, Canada
November 12, 2002

                                                          [page 35 AXCAN PHARMA]


Auditors' Report



To the Shareholders of Axcan Pharma Inc.

We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards in Canada and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002, and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002, in accordance with generally accepted accounting principles in Canada.





(signed)
RAYMOND CHABOT GRANT THORNTON
General Partnership Chartered Accountants


Montreal, Quebec, Canada
November 12, 2002

[page 36 AXCAN PHARMA]

CONSOLIDATED BALANCE SHEETS

              SEPTEMBER 30                                               2002                2001
              -------------------------------------------------------------------------------------
              IN THOUSANDS OF U.S.DOLLARS                                  $                   $

ASSETS
              Current assets
                  Cash and cash equivalents                              20,005              16,541
                  Short-term investments, at cost (NOTE 6)               60,740                   -
                  Accounts receivable (NOTE 7)                           24,521              22,178
                  Income taxes receivable                                   805                 417
                  Inventories (NOTE 8)                                   19,747              16,735
                  Prepaid expenses and deposits                           1,895               1,803
                  Future income taxes (NOTE 9)                            6,335               3,335
              -------------------------------------------------------------------------------------
              Total current assets                                      134,048              61,009
              Investments (NOTE 10)                                       2,348               2,579
              Property, plant and equipment (NOTE 11)                    20,105               8,241
              Intangible assets (NOTE 12)                               180,553             154,343
              Goodwill (NOTE 13)                                         29,342              19,710
              Deferred financial expenses, at amortized cost                290                   -
              Future income taxes (NOTE 9)                                2,456               3,221
              -------------------------------------------------------------------------------------
                                                                        369,142             249,103
              =====================================================================================

LIABILITIES

              Current liabilities
                  Accounts payable (NOTE 15)                             27,499              16,113
                  Income taxes payable                                    1,577                 782
                  Instalments on long-term debt                           1,336                 103
                  Future income taxes (NOTE 9)                              269                 453
              -------------------------------------------------------------------------------------
              Total current liabilities                                  30,681              17,451
              Long-term debt (NOTE 16)                                    4,563                 112
              Future income taxes (NOTE 9)                               34,389              25,704
              Non-controlling interest                                      332                 695
              -------------------------------------------------------------------------------------
                                                                         69,965              43,962
              -------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

              Equity component of purchase price (NOTE 17)                2,704               2,704
              Capital stock (NOTE 18)                                   261,285             186,650
              Retained earnings                                          34,594              16,914
              Accumulated foreign currency translation adjustments          594              (1,127)
              -------------------------------------------------------------------------------------
                                                                        299,177             205,141
              -------------------------------------------------------------------------------------
                                                                        369,142             249,103
              =====================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


(signed)                                     (signed)
Leon F. Gosselin                             Dr. Claude Sauriol
Director                                     Director

                                                          [page 37 AXCAN PHARMA]
CONSOLIDATED EARNINGS

YEARS ENDED SEPTEMBER 30                                  2002          2001           2000
---------------------------------------------------------------------------------------------
IN THOUSANDS OF U.S.DOLLARS, EXCEPT PER SHARE AMOUNTS       $             $              $

Revenue                                                  133,175       104,549         87,486
---------------------------------------------------------------------------------------------
Cost of goods sold                                        34,145        26,540         22,313
Selling and administrative expenses                       50,522        39,101         32,127
Research and development expenses                          8,025         6,129          6,174
---------------------------------------------------------------------------------------------
                                                          92,692        71,770         60,614
---------------------------------------------------------------------------------------------
                                                          40,483        32,779         26,872
---------------------------------------------------------------------------------------------
Financial expenses                                         1,172         3,528          9,095
Interest income                                             (912)         (981)        (1,072)
Amortization                                               7,613        12,032         10,522
---------------------------------------------------------------------------------------------
                                                           7,873        14,579         18,545
---------------------------------------------------------------------------------------------
Earnings before income taxes                              32,610        18,200          8,327
Income taxes (NOTE 9)                                     11,742         6,728          3,387
---------------------------------------------------------------------------------------------
Earnings from continuing operations                       20,868        11,472          4,940
Earnings from discontinued operations,
  including a net gain on divestiture of $1,442 (NOTE 5)       -             -          1,796
---------------------------------------------------------------------------------------------
NET EARNINGS                                              20,868        11,472          6,736
=============================================================================================

Earnings per common share
  Basic
    Continuing operations                                   0.50          0.31           0.18
    Discontinued operations                                    -             -           0.07
    Net earnings                                            0.50          0.31           0.25

  Diluted
    Continuing operations                                   0.49          0.31           0.18
    Discontinued operations                                    -             -           0.07
    Net earnings                                            0.49          0.31           0.25

Weighted average number of common shares
  Basic                                               41,664,510    35,832,198     26,575,475
  Diluted                                             42,527,500    36,531,052     26,791,510

CONSOLIDATED RETAINED EARNINGS

YEARS ENDED SEPTEMBER 30                               2002            2001            2000
--------------------------------------------------------------------------------------------
IN THOUSANDS OF U.S.DOLLARS                             $               $               $

Balance, beginning of year                            16,914           7,195           4,166
Net earnings                                          20,868          11,472           6,736
Common share issue expenses, net of future
income taxes in the amount of $1,649 for 2002
    ($881 for 2001 and $1,853 for 2000)               (3,188)         (1,452)         (3,565)
Cumulative dividends on preferred shares                   -            (301)           (142)
--------------------------------------------------------------------------------------------
Balance, end of year                                  34,594          16,914           7,195
============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

[page 38 AXCAN PHARMA ]

CONSOLIDATED CASH FLOWS

     YEARS ENDED SEPTEMBER 30                                             2002            2001            2000
     ---------------------------------------------------------------------------------------------------------
     IN THOUSANDS OF U.S.DOLLARS                                            $              $               $

OPERATIONS
     Earnings from continuing operations                                 20,868         11,472          4,940
     Dividends from a company subject to significant influence                -              -             12
     Non-cash items
     Non-controlling interest                                              (363)          (249)             -
     Amortization of deferred financial expenses                            247              -              -
     Other amortization                                                   7,613         12,032         10,995
     Gain on disposal of assets                                               -           (141)           (37)
     Foreign currency fluctuation                                           507            102            320
     Future income taxes                                                  2,187          2,515          1,934
     Investment tax credits                                                   -           (746)          (627)
     Share in net loss of companies subject to
       significant influence                                                  -              -            125
     Changes in working capital items from
       continuing operations (NOTE 20)                                    4,266         (8,580)        (5,674)
     ---------------------------------------------------------------------------------------------------------
     Cash flows from continuing operations                               35,325         16,405         11,988
     Cash flows from discontinued operations                                  -              -            396
     ---------------------------------------------------------------------------------------------------------
     Cash flows from operating activities                                35,325         16,405         12,384
     ---------------------------------------------------------------------------------------------------------

FINANCING

     Repayment of notes payable                                               -              -        (92,017)
     Long-term debt                                                       1,506              -              -
     Repayment of long-term debt                                         (3,267)       (47,075)       (13,620)
     Non-controlling interest                                                 -            388              -
     Issues of shares                                                    69,876         33,302         88,342
     Share issue expenses                                                (4,837)        (2,333)        (4,876)
     Cash flows from discontinued operations                                  -              -            (12)
     ---------------------------------------------------------------------------------------------------------
     Cash flows from financing activities                                63,278        (15,718)       (22,183)
     ---------------------------------------------------------------------------------------------------------

INVESTMENT

     Acquisition of short-term investments                              (60,740)       (48,552)        (9,787)
     Disposal of short-term investments                                       -         58,339         19,300
     Net proceeds from discontinued operations                                -              -          4,587
     Acquisition of investments                                             (16)          (961)           (99)
     Disposal of investments                                                385            186          1,982
     Acquisition of property, plant and equipment                        (2,873)        (2,391)          (941)
     Acquisition of intangible assets                                    (1,561)        (1,892)       (19,886)
     Deferred financial expenses                                           (537)             -              -
     Other                                                                1,363              -              -
     Net cash used for business acquisitions (NOTE 4)                   (31,302)             -         (1,798)
     Cash flows from discontinued operations                                  -              -             17
     ---------------------------------------------------------------------------------------------------------
     Cash flows from investment activities                              (95,281)         4,729         (6,625)
     ---------------------------------------------------------------------------------------------------------
     Foreign exchange gain (loss) on cash held
       in foreign currency                                                  142            (10)             -
     ---------------------------------------------------------------------------------------------------------
     NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 3,464          5,406        (16,424)
     Cash and cash equivalents, beginning of year                        16,541         11,135         27,559
     ---------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                              20,005         16,541         11,135
     =========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                          [page 39 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

1- GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act, is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2- CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATION, INTANGIBLE ASSETS AND GOODWILL

In 2001, the Canadian Institute of Chartered Accountants ("CICA") approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001, and addressed the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company elected to adopt these standards early and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with infinite life. However, management evaluates goodwill and trademarks with infinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests and did not record any impairments. These standards are essentially the same as the new Statements of Financial Accounting Standards ("SFAS") No. 141 and 142 in the United States.

The following table presents the matching of net earnings and basic earnings per share as reported for prior years and corresponding information recalculated as a result of applying the new standards on intangible assets and goodwill:

                                                      2002              2001             2000
----------------------------------------------------------------------------------------------
                                                       $                 $                 $
Net earnings                                         20,868            11,472            6,736
    Add: amortization of intangible assets
      with infinite life and goodwill                     -             4,448            4,453
----------------------------------------------------------------------------------------------
Adjusted net earnings                                20,868            15,920           11,189
==============================================================================================
Basic earnings per share
Net earnings                                           0.50              0.31             0.25
    Add: amortization of intangible assets
      with infinite life and goodwill                     -              0.13             0.17
----------------------------------------------------------------------------------------------
Adjusted net earnings                                  0.50              0.44             0.42
==============================================================================================

SCIENTIFIC SYMPOSIUM COSTS

In 2002, the Company elected to expense its scientific symposium costs in the fiscal year they are incurred. In the previous years, these costs were deferred and amortized over a two-year period. This change in accounting policy has led to an increase in selling and administrative expenses of $457,000 during the year 2002.

EARNINGS PER SHARE

In 2001, the Company adopted on a retroactive basis, the new recommendations issued by the CICA modifying the calculation of earnings per share. Under the new recommendations, the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilution effect of convertible debt, convertible preferred shares and options. This change in accounting policy has no impact on the Company's reported diluted earnings per share for the year ended September 30, 2000.

[page 40 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

2- CHANGES IN ACCOUNTING POLICIES (CONTINUED)

STANDARDS APPLICABLE FOR THE YEAR 2003

The CICA approved a new standard on STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. The new Standard, which sets out a fair value-based method of accounting, is based on U.S. Standard SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. As a result, Canadian and U.S. standards in this area will now be harmonized. The Company already discloses in its financial statements the pro forma net income and pro forma earnings per share, as if the stock-based compensation cost had been accounted for.

SFAS 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS was published in the United States. The new standard provides guidance on how assets are grouped when testing for and measuring impairment and proposes a two-step process for first determining when an impairment loss is recognized and then measuring that loss.

In July 2002, the FASB issued SFAS 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair market value when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

3- ACCOUNTING POLICIES

The financial statements are expressed in U.S. dollars and were prepared in accordance with generally accepted accounting principles in Canada, which in the case of Axcan Pharma Inc. ("Axcan"), can differ from generally accepted accounting principles in the United States, as shown in Note 25.

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc. ("Axcan Scandipharm"), Axcan Pharma U.S. Inc. ("Axcan Pharma U.S."), Laboratoires Enteris S.A.S. ("Enteris") and Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol"). The Company's interest in the joint ventures is accounted for by the proportionate consolidation method.

REVENUE RECOGNITION

Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances, returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

CASH AND CASH EQUIVALENTS

The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

INVENTORY VALUATION

Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

RESEARCH AND DEVELOPMENT

Research and development expenses are charged to earnings in the year they are incurred, net of related tax credits.

                                                          [page 41 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

AMORTIZATION

Property, plant and equipment and intangible assets with a finite life are amortized over their estimated useful lives according to the following methods and annual rates:

                                                                            Methods          Rates
--------------------------------------------------------------------------------------------------
Buildings                                     Diminishing balance and straight-line       4 to 10%
Furniture and equipment                       Diminishing balance and straight-line      10 to 20%
Computer equipment                            Diminishing balance and straight-line      20 to 50%
Automotive                                    Diminishing balance and straight-line      20 to 25%
Leasehold and building improvements                                   Straight-line      10 to 20%
Trademarks, trademark licenses and
    manufacturing rights                                              Straight-line    4 and 6.67%
--------------------------------------------------------------------------------------------------

Bond discount was amortized on a straight-line basis over a five-year period until 2000.

Beginning October 1, 2001, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over periods of 15 or 20 years.

Beginning October 1, 2001, intangible assets with infinite life are no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, intangible assets with infinite life were amortized on a straight-line basis over periods of 15 to 25 years.

Management evaluates the value of the unamortized portion of goodwill and intangible assets annually by comparing the carrying value to the fair value. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, the Company has not recognized any permanent impairment in value.

Deferred financial expenses are amortized on a straight-line basis over a four-year period.

INCOME TAXES

Income taxes are calculated based on the liability method. Under this method, future income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Future income tax assets and liabilities are measured based on enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the future income tax asset and liability balances are recognized in earnings as they occur.

STOCK OPTIONS

The Company has granted stock options as described in Note 18. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

FOREIGN CURRENCY TRANSLATION

The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in an "Accumulated foreign currency translation adjustments" account under "Shareholders' equity".

Monetary assets and liabilities in currency other than U.S. dollars of Canadian companies and integrated foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year. Gains and losses are included in earnings for the year.

BASIC EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted" method.

[page 42 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

4- BUSINESS ACQUISITIONS

a) SEPTEMBER 30, 2002

On November 7, 2001, the Company acquired all the outstanding shares of Enteris, a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

On April 17, 2002, the Company acquired all the outstanding shares of Lacteol and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France.

The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

These two acquisitions will allow the Company to establish operations in France for the development of markets in all of Western Europe and add two products to the Company's product line.

The following table shows the breakdown of these acquisitions:

                                                      $
---------------------------------------------------------
Net assets acquired at the attributed values
ASSETS
     Cash and cash equivalents                         77
     Other working capital items                    7,323
     Property, plant and equipment                  9,433
     Intangible assets                             29,175
     Goodwill                                       9,632
     Future income taxes                              656
     Other assets                                   1,363
---------------------------------------------------------
                                                   57,659
---------------------------------------------------------

LIABILITIES
     Accounts payable                               8,215
     Long-term debt                                 6,922
     Future income taxes                            6,384
---------------------------------------------------------
                                                   21,521
---------------------------------------------------------
                                                   36,138
=========================================================

CONSIDERATION
     Cash                                          31,379
     Common shares issued                           4,759
---------------------------------------------------------
                                                   36,138
=========================================================
Net cash used for the acquisitions                 31,302
=========================================================

                                                          [page 43 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

Using the assumption that the effective date of the business acquisitions is October 1, 2000, the consolidated pro-forma results of operations of the Company would have been as follows for the years ended September 30:

                                       2002                      2001
                                    (unaudited)              (unaudited)
------------------------------------------------------------------------
                                         $                        $
Revenue                               140,983                  125,524
========================================================================
Net earnings                           20,802                   11,136
========================================================================
Net earnings per share                   0.50                     0.30
========================================================================

b) SEPTEMBER 30, 2000

On November 19, 1999, Axcan redeemed Schwarz Pharma Inc. ("Schwarz")'s
50% interest in the Axcan URSO LLC joint venture. The purchase price amounting to $52,000,000 was paid in cash by a loan from Schwarz. This acquisition was accounted for using the purchase method. The purchase price allocated to intangible assets will be amortized using the straight-line method over a period of 25 years.

On December 22, 1999, the Company reimbursed the note payable with a par value of CDN$40,000,000 to a subsidiary of Caisse de depot et placement du Quebec ("CDPQ") by the issuance of shares of Axcan Scandipharm representing a 40.4% interest in Axcan Scandipharm. The same day, the Company acquired this 40.4% interest for cash. The excess of the cost of the purchase over the book value of the note payable amounting to $1,495,774 was accounted for as goodwill.

On May 25, 2000, the Company acquired additional shares of a company subject to significant influence, Biozymes Inc. ("Biozymes"), a company specializing in the development and production of enzymes by extraction processes. This additional acquisition of shares increased the interest of the Company in Biozymes from 26.78% to 54.58%. The acquisition cost amounted to $574,324, of which $302,322 was paid in cash and the balance was paid in cash during year 2001.

[page 44 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

4- BUSINESS ACQUISITIONS (CONTINUED)

The following table shows the breakdown of these acquisitions:

                                                       $
----------------------------------------------------------
Net assets acquired at the attributed values
ASSETS
     Cash and cash equivalents                           9
     Inventories                                       119
     Other working capital items                        91
     Property, plant and equipment                   1,609
     Intangible assets                              52,000
     Goodwill                                        1,496
----------------------------------------------------------
                                                    55,324
----------------------------------------------------------

LIABILITIES
     Accounts payable                                  311
     Long-term debt                                    387
     Non-controlling interest                          556
----------------------------------------------------------
                                                     1,254
----------------------------------------------------------
                                                    54,070
==========================================================

CONSIDERATION
     Cash                                            1,798
     Loan payable                                   52,000
     Purchase price balance payable                    272
----------------------------------------------------------
                                                    54,070
==========================================================

The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

Using the assumption that the effective date of the business acquisitions is October 1, 1999, the consolidated pro-forma results of operations of the Company would have been as follows for the year ended September 30, 2000 :

                                      (unaudited)
-------------------------------------------------
                                           $
Revenue                                  89,668
=================================================
Net earnings                              7,441
=================================================
Net earnings per share                     0.27
=================================================

                                                          [page 45 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

5- DISCONTINUED OPERATIONS

During the third quarter of the year ended September 30, 2000, the Company decided to discontinue the operations related to Althin Biopharm Inc., a joint venture operating in the dialysis products field. The shares of the joint venture have been sold to the other joint venturer for a cash consideration of $5,067,568.

The operating results of the above joint venture to the effective divestiture date, together with the net gain on divestiture were disclosed separately as "Earnings from discontinued operations" in the financial statements and the notes. The results of the discontinued operations disclosed in the statement of earnings of the year ended September 30, 2000 are as follows:

                                                               $
------------------------------------------------------------------
Revenue                                                      3,701
------------------------------------------------------------------
Expenses
    Cost of goods sold                                       2,473
    Selling and administrative expenses                        540
    Research and development expenses                            7
    Financial expenses                                           7
    Amortization                                                68
    Income taxes                                               252
------------------------------------------------------------------
                                                             3,347
------------------------------------------------------------------
Contribution to the Company's earnings                         354
Net gain on divestiture                                      1,442
------------------------------------------------------------------
Earnings from discontinued operations                        1,796
==================================================================


The net gain on divestiture is as follows:

                                                               $
------------------------------------------------------------------
Net proceeds                                                 5,055
------------------------------------------------------------------
Net assets sold
    Investments                                                463
    Property, plant and equipment                              827
    Goodwill                                                   227
    Working capital items (including $468 of cash)           1,691
    Long-term debt                                            (465)
------------------------------------------------------------------
                                                             2,743
------------------------------------------------------------------
Gain on divestiture                                          2,312
Recognized gain resulting from the disposal of
    the building to a joint venture                            243
Income taxes                                                (1,113)
------------------------------------------------------------------
Net gain on divestiture                                      1,442
==================================================================

[page 46 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

6- SHORT-TERM INVESTMENTS

As at September 30, 2002, short-term investments include short-term notes of five public companies maturing in the coming year, two of which represent approximately 47% of the Company's total short-term investments. Interest rates vary between 1.52% and 1.66% (6.61% and 6.65% in 2000).

7- ACCOUNTS RECEIVABLE

                                                                 2002                2001
-------------------------------------------------------------------------------------------
                                                                   $                   $
Trade accounts, net of allowance for doubtful accounts
    of $403,000 ($221,000 in 2001) (a)                           23,859              19,319
Investments receivable within one year                              142                 278
Taxes receivable                                                    329                 289
Other                                                               191               2,292
-------------------------------------------------------------------------------------------
                                                                 24,521              22,178
===========================================================================================

(a) AS AT SEPTEMBER 30, 2002, THE ACCOUNTS RECEIVABLE INCLUDE AMOUNTS RECEIVABLE FROM FOUR CUSTOMERS WHICH REPRESENT APPROXIMATELY 60% (72% IN 2001) OF THE COMPANY'S TOTAL ACCOUNTS RECEIVABLE.


8- INVENTORIES

                                                                 2002                2001
-------------------------------------------------------------------------------------------
                                                                   $                   $
Raw materials and packaging material                             3,841                3,628
Work in progress                                                 4,516                3,225
Finished goods                                                  11,390                9,882
-------------------------------------------------------------------------------------------
                                                                19,747               16,735
===========================================================================================

                                                          [page 47 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

9- INCOME TAXES

Income taxes from continuing operations included in the statement of earnings are as follows:

                                                        2002           2001           2000
-------------------------------------------------------------------------------------------
                                                          $              $              $
Current                                                 9,555          4,213          1,453
-------------------------------------------------------------------------------------------
Future
    Creation and reversal of temporary differences      2,043            746            541
    Capital gains                                           -              -             62
    Operating losses                                        -          1,724          1,331
    Change in promulgated rates                           144             45              -
-------------------------------------------------------------------------------------------
                                                        2,187          2,515          1,934
-------------------------------------------------------------------------------------------
                                                       11,742          6,728          3,387
===========================================================================================
Domestic                                                4,483          3,537          1,661
Foreign                                                 7,259          3,191          1,726
-------------------------------------------------------------------------------------------
                                                        11,742         6,728          3,387
===========================================================================================

The future income tax assets and liabilities result from differences between the tax value and book value of the following items:

                                               2002                      2001
------------------------------------------------------------------------------
                                                 $                         $
Short-term future income tax assets
    Inventories                                2,590                       551
    Accounts payable                           2,586                     1,625
    Contingency provisions                     1,159                     1,159
------------------------------------------------------------------------------
                                               6,335                     3,335
==============================================================================
Long-term future income tax assets
    Investments                                   14                        14
    Property, plant and equipment                 51                         -
    Share issue expenses                       2,380                     1,732
    Unused operating losses                       11                         8
    Research and development expenses              -                        94
    Investment tax credits                         -                     1,373
------------------------------------------------------------------------------
                                               2,456                     3,221
==============================================================================

[page 48 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

9- INCOME TAXES (CONTINUED)

                                                 2002             2001
-----------------------------------------------------------------------
                                                   $                $
Short-term future income tax liabilities
    Prepaid expenses                               135              315
    Investments                                     12               16
    Deferred gain                                  122              122
-----------------------------------------------------------------------
                                                   269              453
=======================================================================
Long-term future income tax liabilities
    Investments                                     13               31
    Property, plant and equipment                1,625               91
    Intangible assets                           31,452           24,774
    Goodwill                                       682              682
    Research and development expenses              617              126
-----------------------------------------------------------------------
                                                34,389           25,704
=======================================================================

The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada. This difference arises from the following:

                                                       2002           2001         2000
----------------------------------------------------------------------------------------
                                                         $              $            $
Combined basic rate applied to pre-tax income         11,629         6,828         3,211
Increase (decrease) in taxes resulting from:
    Large corporations tax                                 -            59            35
    Change in promulgated rates                          144            45             -
    Difference with foreign tax rates                  1,189          (548)         (131)
    Amortization of goodwill and other
      non-deductible items                               228           569         1,175
    Use of unrecorded prior years' losses               (231)            -             -
    Non-taxable items and other                       (2,008)         (896)       (1,602)
    Foreign withholding taxes                            791           671           699
----------------------------------------------------------------------------------------
                                                      11,742         6,728         3,387
========================================================================================

                                                          [page 49 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

10- INVESTMENTS

                                                                    2002             2001
------------------------------------------------------------------------------------------
                                                                      $                $
Investments in preferred shares of a private company, at cost       1,156            1,156
Note receivable, 8.5% beginning on January 1, 2002,
    maturing on January 1, 2004                                       936              936
Other                                                                 398              765
------------------------------------------------------------------------------------------
                                                                    2,490            2,857
Investments receivable within one year                                142              278
------------------------------------------------------------------------------------------
                                                                    2,348            2,579
==========================================================================================

11- PROPERTY, PLANT AND EQUIPMENT

                                                                                     2002
------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                  Cost               amortization    Net
------------------------------------------------------------------------------------------
                                                     $                 $               $
Land                                                 848                 -             848
Buildings                                         10,679             1,334           9,345
Furniture and equipment                           12,566             4,280           8,286
Automotive equipment                                  82                35              47
Computer equipment                                 2,253             1,573             680
Leasehold and building improvements                1,139               240             899
------------------------------------------------------------------------------------------
                                                  27,567             7,462          20,105
==========================================================================================

                                                                                     2001
------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                  Cost               amortization    Net
------------------------------------------------------------------------------------------
                                                     $                 $               $
Land                                                 468                 -             468
Buildings                                          3,733               742           2,991
Furniture and equipment                            5,931             2,576           3,355
Automotive equipment                                 113                32              81
Computer equipment                                 1,664             1,027             637
Leasehold and building improvements                  832               123             709
------------------------------------------------------------------------------------------
                                                  12,741             4,500           8,241
==========================================================================================

Acquisitions of property, plant and equipment amount to $14,071,633 ($2,415,136 in 2001 and $1,463,670 in 2000).

The cost and accumulated amortization of equipment under capital leases amount to $3,154,207 and $204,000 ($101,075 and $18,065 in 2001).

                                                          [page 50 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

12- INTANGIBLE ASSETS

                                                                                    2002
-----------------------------------------------------------------------------------------
                                                                 Accumulated
                                                 Cost            amortization       Net
-----------------------------------------------------------------------------------------
                                                   $                   $             $
Trademarks, trademark licenses and
    manufacturing rights with a:
    Finite life                                 106,375             15,679         90,696
    Infinite life                               102,275             12,418         89,857
-----------------------------------------------------------------------------------------
                                                208,650             28,097        180,553
=========================================================================================

                                                                                    2001
-----------------------------------------------------------------------------------------
                                                                 Accumulated
                                                 Cost            amortization       Net
-----------------------------------------------------------------------------------------
                                                   $                   $             $
Trademarks, trademark licenses and
    manufacturing rights with a:
    Finite life                                 104,334             10,678         93,656
    Infinite life                                73,105             12,418         60,687
-----------------------------------------------------------------------------------------
                                                177,439             23,096        154,343
=========================================================================================

Acquisitions of intangible assets amount to $30,036,118 ($2,592,054 in 2001 and $83,709,380 in 2000).

The annual amortization expenses expected for the years 2003 through 2007 are as follows:

---------------------------------
                              $
2003                        4,914
2004                        5,048
2005                        5,179
2006                        5,179
2007                        5,179

                                                          [page 51 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

13- GOODWILL

                                        2002                 2001
------------------------------------------------------------------
                                         $                    $
Cost                                   33,200               23,568
Accumulated amortization                3,858                3,858
------------------------------------------------------------------
Net                                    29,342               19,710
==================================================================

14- AUTHORIZED LINE OF CREDIT

On November 20, 2001, the Company signed a credit agreement with two Canadian chartered banks relative to a $55,000,000 financing. The financing comprises a $15,000,000 revolving operating facility renewable annually and a $40,000,000 364-days, extendible revolving facility with a three-year term-out option maturing on October 15, 2005.

The credit facilities are secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios.

The interest rate varies depending on the Company's leverage between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. As at Sep-tember 30, 2002, there was no amount outstanding under this line of credit.

15- ACCOUNTS PAYABLE

                                                                   2002              2001
------------------------------------------------------------------------------------------
                                                                     $                 $
Accounts payable                                                   5,674             1,386
Contract rebates, product returns and accrued chargebacks          4,828             4,459
Accrued royalty fees                                               2,881             1,611
Accrued bonuses                                                    1,670             1,330
Other accrued liabilities                                          9,546             4,427
Contingency provisions                                             2,900             2,900
------------------------------------------------------------------------------------------
                                                                  27,499            16,113
==========================================================================================

[page 52 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

16- LONG-TERM DEBT

                                                                    2002              2001
-------------------------------------------------------------------------------------------
                                                                      $                 $

Bank loans, prime rate plus 1.50% and 2.50% (6.00%
    and 7.00% as at September 30, 2002, and 7.5%
    and 7.75% as at September 30, 2001), secured
    by movable hypothecs on assets of a subsidiary
    having a net book value of $1,989,318 in 2002,
    payable in monthly instalments of $13,086,
    maturing in 2005 and 2007.                                        482              169

Bank loans, 5.2% and 7.15%, secured by immovable
    hypothecs on land and buildings having a net
    book value of $6,732,149 in 2002, payable in
    monthly instalments of $46,331, principal and
    interest, maturing in 2005 and 2013.                            2,565                -

Obligations under capital leases, interest rates
    varying between 2.70% and 19.84%, payable in
    monthly instalments, principal and interest,
    maturing on different dates until 2008.                         2,852               46
-------------------------------------------------------------------------------------------
                                                                    5,899              215
Instalments due within one year                                     1,336              103
-------------------------------------------------------------------------------------------
                                                                    4,563              112
===========================================================================================

As at September 30, 2002, minimum instalments on long-term debt for the next years are as follows:

                                                    Obligations under            Other long
                                                      capital leases             term loans
-------------------------------------------------------------------------------------------
                                                            $                         $
2003                                                        901                      584
2004                                                        800                      591
2005                                                        668                      552
2006                                                        478                       56
2007                                                        250                      359
2008 and thereafter                                          77                      905
---------------------------------------------------------------
                                                          3,174
Interest included in the minimum lease payments             322
---------------------------------------------------------------
                                                          2,852
===========================================================================================

                                                          [page 53 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

17- EQUITY COMPONENT OF PURCHASE PRICE

In April 2000, Axcan entered into a series of agreements with QLT PhotoTherapeutics Inc. ("QLT"). These agreements provided for the purchase by Axcan of PHOTOFRIN, a light sensitive compound administered to patients and activated by a laser, and the purchase by QLT of 1,283,333 common shares of Axcan for a total cash consideration of CDN$19,250,000 (U.S.$13,007,000). These transactions closed on June 8, 2000.

The purchase price of CDN$39,250,000 (U.S.$26,622,000) was paid by CDN$21,750,000 (U.S.$14,800,000) in cash and by CDN$13,500,000 (U.S.$9,118,000)
with the issuance of 13,500,000 Series A preferred shares of the capital stock. The balance of CDN$4,000,000 (U.S.$2,704,000) will be payable, at the earliest of four years after the closing or upon the receipt of a specific approval from a regulatory authority, in cash or in common shares, at Axcan's sole discretion.

The balance of the purchase price of $2,704,000 has been presented as an equity component.

18- CAPITAL STOCK

AUTHORIZED

Unlimited number of shares without par value

     Common shares

     Preferred shares, issuable in series, rights, privileges and restrictions determined at the creation date

     During the year 2000, the Company created two series of preferred shares as follows:

     14,175,000 Series A, non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CDN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.

     12,000,000 Series B, non-voting, redeemable on the fifth anniversary of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

[page 54 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

18- CAPITAL STOCK (CONTINUED)

The issued and fully paid capital stock is as follows:

                                          2002                       2001                       2000
-------------------------------------------------------------------------------------------------------------
                                   Number      Amount         Number       Amount         Number      Amount
-------------------------------------------------------------------------------------------------------------
                                            $                           $                          $
COMMON SHARES

Balance, beginning of year      38,412,133     186,650      34,506,254     143,787      17,951,553     55,445

Shares issued following
   public offerings (A)          5,000,000      57,500       3,000,000      32,967      14,331,668     71,314

Shares issued following
   private investors'
   subscription (A)                208,044       3,000               -           -       1,383,333     13,443

Shares issued following
   the exercise of the
   underwriters' option (A)        750,000       8,625               -           -         787,500      3,295

Shares issued pursuant to
   the stock option plan (A)       127,489         751          69,597         335          52,200        290

Shares issued for the
   acquisition of assets           365,532       4,759               -           -               -          -

Shares issued for the
   redemption of preferred
   shares and cumulative
   dividends                             -           -         836,282       9,561               -          -
-------------------------------------------------------------------------------------------------------------
Balance, end of year            44,863,198     261,285      38,412,133     186,650      34,506,254    143,787
                                ==========     -------      ==========     -------      ==========    -------

SERIES A PREFERRED SHARES

Balance, beginning of year               -           -      13,500,000       9,118               -          -

Shares issued for the
   acquisition of assets                 -           -               -           -      13,500,000      9,118

Shares redeemed by the
   issuance of common
   shares                                -           -     (13,500,000)     (9,118)              -          -
-------------------------------------------------------------------------------------------------------------
Balance, end of year                     -           -               -           -      13,500,000      9,118
                                ==========     -------      ==========     -------      ==========    -------
Total                                          261,285                     186,650                    152,905
                                               =======                     =======                    =======

(A) ISSUED FOR CASH

COMMON STOCK OPTION PLAN

The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000, 2,590,000 and 1,900,000 as at September 30, 2002, 2001 and 2000 respectively.

Granted stock options are for 2,429,078, 1,956,441 and 1,364,348 common shares as at September 30, 2002, 2001 and 2000 respectively and may be exercised at prices between $3.75 and $14.03. These options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

                                                          [page 55 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

The changes to the number of stock options outstanding are as follows:

                                           2002                  2001                2000
-----------------------------------------------------------------------------------------------------
                                              Weighted                Weighted              Weighted
                                              Average                  Average               Average
                                   Number of  Exercise    Number of   Exercise    Number of  Exercise
                                    options    Price       options      Price      options     Price
-----------------------------------------------------------------------------------------------------
                                                  $                       $                      $
Balance, beginning of year         1,956,441     7.75     1,364,348      6.56       353,600     5.80
Granted                              684,050    13.38       772,433     10.30     1,246,063     7.11
Exercised                           (127,489)    5.89       (69,597)     4.77       (52,200)    5.59
Cancelled                            (83,924)    9.58      (110,743)     7.54      (183,115)    7.26
-----------------------------------------------------------------------------------------------------
Balance, end of year               2,429,078     9.67     1,956,441      7.75     1,364,348     6.56
=====================================================================================================
Options exercisable at end of year   614,716     7.79       337,708      6.11       125,400     4.99
=====================================================================================================

Stock options outstanding at September 30, 2002 are as follows:

                                            Options outstanding          Options exercisable
----------------------------------------------------------------------------------------------
                                           Weighted     Weighted                      Weighted
                                            average      average                       average
                                          remaining     exercise                      exercise
Exercise price               Number   contractual life    price          Number         price
----------------------------------------------------------------------------------------------
                                                           $                               $
$3.75  - $5.05               129,100         5.9          4.29            78,100          4.34
$5.06  - $6.35                19,400         7.5          6.81             6,800          6.81
$6.36  - $7.65               876,895         7.5          7.22           331,628          7.21
$7.66  - $8.95                10,700         6.7          8.26             6,200          8.08
$8.96  - $10.25              532,883         8.2          9.93           151,938          9.92
$10.26 - $11.55              129,500         8.4         10.93            22,400         11.00
$11.56 - $13.05              177,250         8.9         11.88            17,650         11.75
$13.06 - $14.03              553,350         9.2         13.68                 -             -
----------------------------------------------------------------------------------------------
                           2,429,078         8.1          9.67           614,716          7.79
==============================================================================================

EQUITY LINE AGREEMENT

On July 4, 2002, the Solidarity Fund QFL (the "Solidarity Fund") committed to invest up to $14,100,000 in the Company's capital stock and could invest up to an additional $15,000,000. The Solidarity Fund has initially purchased
208,044 common shares for total proceeds of $3,000,000. Additional shares for the remaining $11,100,000 of the commitment may be issued at the sole option of the Company subject to certain conditions specified in the Equity Line Agreement. This option can be exercised from time to time by July 3, 2003. The agreement also contemplates that the Solidarity Fund may, until July 3, 2003, purchase up to an additional $15,000,000 of the Company's shares to finance potential future acquisition projects.

[page 56 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

19- FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

a) FINANCIAL EXPENSES

                                                       2002            2001          2000
-----------------------------------------------------------------------------------------
                                                        $               $             $
Interest on long-term debt                             159            2,820         6,961
Interest on short-term debt and bank charges           218               55           215
Financing fees                                         282                -         1,278
Foreign exchange losses                                266              653           158
Amortization of deferred debt issue expenses             -                -           483
Amortization of deferred financial expenses            247                -             -
-----------------------------------------------------------------------------------------
                                                     1,172            3,528         9,095
=========================================================================================


b) OTHER INFORMATION

                                                       2002             2001          2000
-------------------------------------------------------------------------------------------
                                                         $                $             $
Share in net loss of companies subject to
    significant influence                                  -                -           125
Non-controlling interest                                (363)            (249)            -
Amortization of property, plant and equipment          2,499              774           722
Amortization of intangible assets                      5,114            9,728         8,402
Amortization of goodwill                                   -            1,530         1,991
Amortization of bond discount                              -                -           (52)
Investment tax credits applied against research
and development expenses                                 830            1,114           892

During 2000, the Company increased its estimated accrual for contract rebates, chargebacks and for product returns by a total amount of $2,288,531.

The Company incurred professional fees with a law firm, in which a Company's director is a partner, totaling $466,056 for the year ended September 30, 2002 ($468,124 in 2001 and $478,112 in 2000). These transactions were concluded in the normal course of operations, at the exchange amount.

                                                          [page 57 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

c) EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE

The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations.

                                                     2002            2001           2000
-------------------------------------------------------------------------------------------
                                                       $               $              $
Basic
    Earnings from continuing operations             $20,868         $11,472          $4,940
    Dividends on preferred shares                         -            (301)           (142)
-------------------------------------------------------------------------------------------
    Earnings available to common shareholders       $20,868         $11,171          $4,798
===========================================================================================

    Weighted average number of common
      shares outstanding                         41,664,510      35,832,198      26,575,475
===========================================================================================

    Basic earnings per share                          $0.50           $0.31           $0.18
===========================================================================================

Diluted
    Earnings available to common shareholders
      on a diluted basis                            $20,868         $11,171          $4,798
===========================================================================================

    Weighted average number of common
      shares outstanding                         41,664,510      35,832,198      26,575,475
    Effect of dilutive stock options                660,970         449,478          77,602
    Effect of dilutive equity component
      of purchase price                             202,020         249,376         138,433
-------------------------------------------------------------------------------------------
    Adjusted weighted average number
      of common shares outstanding               42,527,500      36,531,052      26,791,510
===========================================================================================

    Diluted earnings per share                        $0.49           $0.31           $0.18
===========================================================================================

Options to purchase 553,350, 206,250 and 1,132,948 common shares were outstanding in 2002, 2001 and 2000 respectively but were not included in the computation of diluted earnings per share as the exercise price of the options was greater than the average market price of the common shares. In 2000, the convertible preferred shares also had no effect on the diluted earnings per share.

[page 58 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

20- FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) CHANGES IN WORKING CAPITAL ITEMS FROM CONTINUING OPERATIONS:

                                             2002          2001            2000
-------------------------------------------------------------------------------
                                               $             $              $
Accounts receivable                          2,120        (7,270)        (1,739)
Income taxes receivable                       (388)        2,884           (237)
Inventories                                 (2,532)       (3,400)        (1,837)
Prepaid expenses                               401           211           (850)
Payable to a joint venturer                      -             -           (955)
Accounts payable                             3,870           (65)          (667)
Income taxes payable                           795          (940)           611
-------------------------------------------------------------------------------
                                             4,266        (8,580)        (5,674)
===============================================================================


b) CASH FLOWS RELATING TO INTEREST AND INCOME TAXES OF OPERATING ACTIVITIES ARE AS FOLLOWS:

                                             2002           2001            2000
---------------------------------------------------------------------------------
                                               $              $               $
Interest received                              787          1,010           1,399
Interest paid                                  242          2,875           8,945
Income taxes paid                            7,672          2,028           1,027

21- JOINT VENTURES

The following accounts represent the shares of the Company in the joint ventures:

                                                  2002            2001          2000
------------------------------------------------------------------------------------
                                                    $               $             $
Current assets                                     190             186            112
Total assets                                       606             623            619
Current liabilities                                248             220            177
Total liabilities                                  273             245            177
Revenue                                            725             696            536
Expenses                                           771             735            617
Earnings from discontinued operations                -               -          1,796
Net earnings (loss)                                (46)            (39)         1,715
Cash flows from:
    Operations                                      (8)            (10)           385
    Financing                                        -              25            (12)
    Investment                                      10               -          4,588

                                                          [page 59 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

22- SEGMENTED INFORMATION

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

No customer represents more than 10% of the Company's revenue except for three customers (four customers in 2001, one U.S. distributor and one customer in 2000) for which the sales represented 52.3% of revenue for the year ended September 30, 2002 (66.3% and 36.8% in 2001 and 2000).

Purchases from one supplier represent approximately 30% of the cost of goods sold for the year ended Sep-tember 30, 2002 (38% in 2001 and 39% in 2000).

The Company operates in the following geographic segments:

                                                            2002         2001           2000
--------------------------------------------------------------------------------------------
                                                              $            $            $
Revenue
  Canada
    Domestic sales                                          17,413       18,485       16,001
    Foreign sales, mainly in the United States              22,623       11,950        7,039
  United States
    Domestic sales                                         100,088       79,289       64,446
    Foreign sales                                              520          481          463
  Europe                                                    16,170        4,423            -
  Other                                                        560        2,686            -
  Inter-segment                                            (24,199)     (12,765)        (463)
--------------------------------------------------------------------------------------------
                                                           133,175      104,549       87,486
============================================================================================

Earnings before financial expenses, interest income,
amortization, income taxes and discontinued operations
  Canada                                                     7,302        5,211        3,009
  United States                                             31,640       25,861       23,863
  Europe                                                     1,845          502            -
  Other                                                       (304)       1,205            -
--------------------------------------------------------------------------------------------
                                                            40,483       32,779       26,872
============================================================================================

Amortization
  Canada                                                     1,570        1,092          998
  United States                                              3,890        9,479        9,524
  Europe                                                     1,052          360            -
  Other                                                      1,101        1,101            -
--------------------------------------------------------------------------------------------
                                                             7,613       12,032       10,522
============================================================================================

Property, plant, equipment, intangible assets and goodwill
  Canada                                                    15,645       16,154       13,938
  United States                                            135,839      136,920      145,304
  Europe                                                    54,190        3,793        3,608
  Other                                                     24,326       25,427       26,528
--------------------------------------------------------------------------------------------
                                                           230,000      182,294      189,378
============================================================================================

Total assets
  Canada                                                   298,733      207,840      140,324
  United States                                            184,573      181,849      195,929
  Europe                                                    64,395        6,551        3,995
  Other                                                     26,947       27,072       26,824
  Inter-segment                                           (205,506)    (174,209)    (113,020)
--------------------------------------------------------------------------------------------
                                                           369,142      249,103      254,052
============================================================================================

[page 60 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

23- FINANCIAL INSTRUMENTS

FAIR VALUE OF THE FINANCIAL INSTRUMENTS ON THE BALANCE SHEET:

The estimated fair value of the financial instruments is as follows:

                                                             2002                          2001
-------------------------------------------------------------------------------------------------
                                               Fair        Carrying        Fair          Carrying
                                               value        amount         value          amount
-------------------------------------------------------------------------------------------------
                                                 $            $              $              $
Assets
    Cash and cash equivalents                  20,005       20,005         16,541         16,541
    Short-term investments                     60,740       60,740              -              -
    Accounts receivable                        24,050       24,050         21,611         21,611
    Investments in a private company               b)        1,156             b)          1,156
    Note receivable                                b)          936             b)            936
    Other investments                             398          398            765            765
Liabilities
    Accounts payable                           27,499       27,499         16,113         16,113
    Long-term debt                              5,838        5,899            215            215

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

a) FINANCIAL INSTRUMENTS VALUED AT CARRYING AMOUNT

The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or because their carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable.

b) INVESTMENTS IN A PRIVATE COMPANY AND NOTE RECEIVABLE

The fair value of investments in a private company and note receivable was not readily determinable.

c) LONG-TERM DEBT

In 2002, the fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would currently obtain for loans with similar maturity dates and terms. In 2001, the fair value of long-term debt is equivalent to the carrying amount because most of it bears interest at a variable rate.

                                                          [page 61 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

24- COMMITMENTS AND CONTINGENCIES

A) COMMITMENTS

The Company has entered into non-cancellable operating leases expiring on different dates until December 31, 2005, for the rental of office space, automotive equipment and equipment. One of the office space leases contains an escalation clause providing for additional rent.

Minimum future lease payments under these operating leases are as follows:

                                  $
-------------------------------------
2003                            1,039
2004                              665
2005                              429
2006                              106
-------------------------------------
                                2,239
=====================================

B) CONTINGENCIES

The subsidiary Axcan Scandipharm is a party to several legal proceedings related to the product line it markets under the name ULTRASE. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another, settled nine and has one pending. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should lawsuits be filed in the future.

In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm must provide indemnification against future claims. This lawsuit is based on contractual and common law indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs alleged that the amount at issue may be in excess of $34,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs. The majority of the $34,000,000 alleged relates to a patent dispute settlement agreement between the plaintiffs and others.

As at September 30, 2002 and 2001, the Company has recorded reserves in the amount of approximately $2,900,000 to cover any future liabilities in connection with the indemnification claims and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or of any future claims could exceed insurance coverage and amounts currently accrued.

C) MILESTONE PAYMENTS

The agreements with QLT relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or an additional indication for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the year 2000 CDN$5,000,000 (U.S.$3,378,378) was paid by Axcan in cash upon receipt of regulatory approval to market a new laser for use in conjunction with PHOTOFRIN.

[page 62 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

24- COMMITMENTS AND CONTINGENCIES (CONTINUED)

D) ROYALTIES

Net sales of certain products of the Company are subject to royalties payable to unrelated third parties.

In particular, the Company must pay to CR Associates a 5% royalty on net sales of products covered under two agreements for the exclusive rights to market ULTRASE and ADEKs for a ten-year term ended December 2001.

Axcan also has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2002, an amount of $983,448 has been accounted for ($522,820 in 2001 and $92,244 in 2000).

Royalties amounting to $3,731,113, $3,711,561 and $3,022,414 respectively for years ended September 30, 2002, 2001 and 2000 were charged to earnings.

E)  LICENSING

During the year 2000, Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. Axcan will pay fees totaling $3,500,000 over a period of three years from the date of the agreement, contingent on the attainment of certain milestones in connection with development of new formulations of minitablets. As at September 30, 2002, the Company paid $2,250,000 of these fees. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement, respectively.

Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF") for a series of sulfated derivatives of ursodeoxycholic acid compounds" ("SUDCA"). Axcan had paid $589,000 in cash; the Company will also pay milestones for a maximum amount of $425,000 when SUDCA is validated and a bonus when certain conditions are met; finally, Axcan will pay royalties based on sales.

In May 2002, the Company signed a co-development and licensing agreement with NicOx S.A. ("NicOx") for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx the sum of $500,000 on or before December 31, 2002, as well as other options or milestone payments totaling $18,500,000 at various stages of development. The Company also agreed to pay royalties of up to 12% on net sales of the product.

F) EMPLOYEE BENEFIT PLAN

A subsidiary of the Company has a defined contribution plan (the "Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to earnings a contribution to the Plan totaling $224,277 ($231,629 in 2001 and $150,514 in 2000).

                                                          [page 63 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

25- SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    IN CANADA AND IN THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which, in the case of Axcan Pharma, conform in all material respects with GAAP in the United States (U.S. GAAP), except as set forth below: a) Earnings and balance sheet adjustments

                                                              2002          2001         2000
----------------------------------------------------------------------------------------------
                                                               $             $             $
Earnings adjustments:
    Net earnings in accordance with Canadian GAAP            20,868        11,472        6,736
    Prepaid advertising costs (1)                               457           404         (211)
    Amortization of goodwill (2)                                  -           100            -
    Financial expenses (2)                                        -             -         (701)
    Amortization of new product acquisition costs (3)            54            54           50
    Income tax impact of the above adjustments                 (191)         (205)          62
----------------------------------------------------------------------------------------------
    Net earnings in accordance with U.S. GAAP                21,188        11,825        5,936
==============================================================================================

Earnings per share in accordance with U.S. GAAP
    Basic
      Continuing operations                                    0.51          0.32         0.15
      Discontinued operations                                     -             -         0.07
      Net earnings                                             0.51          0.32         0.22

    Diluted
      Continuing operations                                    0.50          0.32         0.15
      Discontinued operations                                     -             -         0.07
      Net earnings                                             0.50          0.32         0.22

                                                             2002                        2001
------------------------------------------------------------------------------------------------------
                                                    Canadian        U.S.        Canadian        U.S.
                                                       GAAP         GAAP          GAAP          GAAP
------------------------------------------------------------------------------------------------------
                                                        $             $             $             $
Balance sheet adjustments:
    Current assets (1) (5)                           134,048       133,858        61,009        60,366
    Investments (5)                                    2,348         2,681         2,579         2,957
    Property, plant and equipment (5)                 20,105        20,086         8,241         8,201
    Intangible assets (3)                            180,553       180,085       154,343       153,821
    Goodwill (2) (5)                                  29,342        27,550        19,710        17,918
    Deferred financial expenses                          290           290             -             -
    Future income tax asset                            2,456         2,456         3,221         3,221
    Current liabilities (5)                           30,681        30,408        17,451        17,034
    Long-term debt (6)                                 4,563         7,267           112         2,816
    Future income tax liability (3)                   34,389        34,212        25,704        25,508
    Non-controlling interest                             332           332           695           695
    Shareholders' equity
      Equity component of purchase price (6)           2,704             -         2,704             -
      Capital stock (4)                              261,285       254,640       186,650       183,193
      Retained earnings (1) (2) (3) (4) (5) (7)       34,594        43,709        16,914        22,521
      Accumulated foreign currency
        translation adjustments (7)                      594        (3,562)       (1,127)       (5,283)

[page 64 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

25- SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    IN CANADA AND IN THE UNITED STATES  (CONTINUED)

a) EARNINGS AND BALANCE SHEET ADJUSTMENTS (CONTINUED)

(1) UNTIL SEPTEMBER 30, 2001, PREPAID ADVERTISING COSTS WERE DEFERRED AND AMORTIZED OVER A TWO-YEAR PERIOD. IN 2002, THE COMPANY ELECTED TO INCLUDE IN EARNINGS ITS SCIENTIFIC SYMPOSIUM COSTS IN THE FISCAL YEAR WHEN THEY WERE INCURRED. UNDER U.S. GAAP, THESE COSTS ARE INCLUDED IN EARNINGS.

(2) UNDER CANADIAN GAAP, THE SHARE OF THE 40.4% INTEREST OF CDPQ IN AXCAN SCANDIPHARM EARNINGS HAS BEEN RECORDED AS FINANCIAL EXPENSES FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND 1999. UNDER U.S. GAAP, ADDITIONAL FINANCIAL EXPENSES SHOULD BE RECORDED. THE ADDITIONAL FINANCIAL EXPENSES CHARGED IN EARNINGS IN 2000 AND 1999 HAVE BROUGHT A DECREASE IN GOODWILL. IN ACCORDANCE WITH THE NEW STANDARDS, THE COMPANY NO LONGER AMORTIZES ITS GOODWILL SINCE OCTOBER 1, 2001.

(3) UNDER CANADIAN GAAP, THE NEW PRODUCT DEVELOPMENT COSTS IDENTIFIED UPON THE ACQUISITION OF SUBSIDIARIES ARE DEFERRED AND AMORTIZED FROM THE DATE OF COMMENCEMENT OF COMMERCIAL PRODUCTION. UNDER U.S. GAAP, THESE COSTS THAT REPRESENT IN PROCESS RESEARCH AND DEVELOPMENT ARE INCLUDED IN EARNINGS AS AT THE DATE OF ACQUISITION AS NO ALTERNATIVE FUTURE USE HAS BEEN ESTABLISHED.

(4) UNDER CANADIAN GAAP, SHARE ISSUANCE EXPENSES ARE CHARGED DIRECTLY TO RETAINED EARNINGS. UNDER U.S. GAAP, THE EXPENSES ARE DEDUCTED FROM THE CONSIDERATION RECEIVED. THE NET AMOUNT IS APPLIED AGAINST THE CAPITAL STOCK ACCOUNT.

(5) AS REQUIRED BY CANADIAN GAAP, THE COMPANY ACCOUNTS FOR ITS INVESTMENT IN JOINT VENTURES BY THE PROPORTIONATE CONSOLIDATION METHOD (NOTE 21). UNDER U.S. GAAP, THESE INVESTMENTS WOULD BE ACCOUNTED FOR BY THE EQUITY METHOD. THIS DIFFERENCE DOES NOT IMPACT EARNINGS OR SHAREHOLDERS' EQUITY.

(6) UNDER CANADIAN GAAP, THE PURCHASE PRICE PAYABLE IN CASH OR IN COMMON SHARES, AT AXCAN'S SOLE DISCRETION, IS PRESENTED IN THE SHAREHOLDERS' EQUITY. UNDER U.S. GAAP, THIS AMOUNT IS RECORDED AS A LONG-TERM DEBT.

(7) EFFECTIVE OCTOBER 1, 1999, THE COMPANY CHANGED ITS MEASUREMENT AND REPORTING CURRENCY FROM THE CANADIAN DOLLAR TO THE U.S. DOLLAR. UNDER CANADIAN GAAP, COMPARATIVE FIGURES ARE PRESENTED USING THE TRANSLATION OF CONVENIENCE METHOD. UNDER U.S. GAAP, COMPARATIVE FIGURES MUST BE RESTATED AS IF THE CHANGE IN MEASUREMENT AND REPORTING CURRENCY HAD BEEN APPLIED RETROACTIVELY. AT OCTOBER 1, 1999, THE CHANGE IN MEASUREMENT AND REPORTING CURRENCY PRESENTED IN ACCORDANCE WITH U.S. GAAP RESULTED IN A DECREASE IN CUMULATIVE TRANSLATION ADJUSTMENT BALANCE OF $4,156,000 AND AN INCREASE IN CAPITAL STOCK BALANCE OF $3,584,000 AND RETAINED EARNINGS BALANCE
     OF $572,000.

(8) UNDER CANADIAN GAAP, THE RESEARCH AND DEVELOPMENT TAX CREDITS ARE APPLIED AGAINST RESEARCH AND DEVELOPMENT EXPENSES. UNDER U.S. GAAP, THESE TAX CREDITS WOULD BE APPLIED AGAINST INCOME TAXES.

(9) UNDER CANADIAN GAAP, SHORT-TERM INVESTMENTS ARE RECORDED AT COST. UNDER U.S. GAAP, SECURITIES AVAILABLE FOR SALE ARE RECORDED AT THEIR FAIR MARKET VALUE, UNREALIZED GAINS OR LOSSES ARE RECORDED SEPARATELY IN SHAREHOLDERS' EQUITY. AS AT SEPTEMBER 30, 2002, THERE IS NO MATERIAL UNREALIZED GAIN OR LOSS.

                                                          [page 65 AXCAN PHARMA]

Notes to CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30
-------------------------------------------------------------------------------
AMOUNTS IN THE TABLES ARE STATED IN THOUSANDS OF U.S.DOLLARS,
EXCEPT PER SHARE AMOUNTS.

b) SUPPLEMENTARY DISCLOSURES

(1) Accounting for stock-based compensation

Under U.S. GAAP, the Company has elected to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under SFAS No. 123, the Company is also required to make pro-forma disclosures of net earnings and basic earnings per share and diluted earnings per share as if the fair-value-based method of accounting had been applied.

The fair value of granted stock options was estimated with the Black-Scholes model of evaluation of the price of options using an expected life of six years, an interest rate without risk of 4.93%, 5.64% and 6.2% for the years ended September 30, 2002, 2001 and 2000 and a volatility of 47% in 2002 and 50% in 2001 and 2000.

Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced for the years ended September 30, 2002, 2001 and 2000 on a pro-forma basis, as follows:

                                        2002                   2001                   2000
-------------------------------------------------------------------------------------------------
                                 Actual    Pro-forma     Actual   Pro-forma     Actual  Pro-forma
-------------------------------------------------------------------------------------------------
                                    $           $           $          $          $         $
Net earnings                     21,188      18,699      11,825     10,410      5,936     5,227
Basic earnings per share           0.51        0.45        0.32       0.28       0.22      0.19
Diluted earnings per share         0.50        0.44        0.32       0.28       0.22      0.19

The average weighted fair value of granted stock options was $6.96, $5.69 and $4.04 as at September 30, 2002, 2001 and 2000 respectively.

(2) Consolidated cash flows

Under U.S. GAAP, the cash flows from the dividends from a company subject to significant influence would be classified as an investing activity rather than as an operating activity, as it is under Canadian GAAP.

(3) Consolidated comprehensive income

                                                      2002              2001          2000
-------------------------------------------------------------------------------------------
                                                       $                 $              $
Net earnings in accordance with U.S. GAAP            21,188            11,825         5,936
Foreign currency translation adjustments              1,721               (53)            -
-------------------------------------------------------------------------------------------
Consolidated comprehensive income                    22,909            11,772         5,936
===========================================================================================

(4) Consolidated statement of earnings

U.S. GAAP do not recognize the disclosure of a subtotal of the earnings before financial expenses, interest income, amortization and income taxes in the consolidated statements of earnings.

26- SUBSEQUENT EVENT

On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totaling approximately $1,500,000, the majority of which will be paid upon approval in the United States. The Company will also pay a royalty of 4% on net sales for a 10-year period from product's launch.

[page 66 AXCAN PHARMA]

QUARTERLY RESULTS

FISCAL YEAR ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
IN THOUSANDS OF U.S.DOLLARS, EXCEPT PER SHARE AMOUNTS

QUARTER ENDED                  DEC. 31, 2001  MARCH 31, 2002   JUNE 30, 2002   SEPT. 30, 2002   FISCAL 2002
----------------------------------------------------------------------------------------------------------
(UNAUDITED)                          $               $                $               $              $
Revenue                           28,728          30,532           35,632          38,283         133,175
Net earnings                       3,518           4,672            5,768           6,910          20,868
Diluted net earnings
    per common share                0.09            0.12             0.13            0.15            0.49
----------------------------------------------------------------------------------------------------------

FISCAL YEAR ENDED SEPTEMBER 30, 2001
--------------------------------------------------------------------------------
IN THOUSANDS OF U.S.DOLLARS,EXCEPT PER SHARE AMOUNTS

Quarter ended                  Dec. 31, 2000   March 31, 2001  June 30, 2001  Sept. 30, 2001   Fiscal 2001
----------------------------------------------------------------------------------------------------------
(UNAUDITED)                          $               $                $               $              $
Revenue                           24,381          24,636           27,071          28,461         104,549
Net earnings                       1,821           2,492            2,798           4,361          11,472
Diluted net earnings
    per common share                0.05            0.07             0.08            0.11            0.31
----------------------------------------------------------------------------------------------------------

                                                          [page 67 AXCAN PHARMA]

QUARTERLY COMMON SHARE PRICE

FISCAL YEARS ENDED SEPTEMBER 30,2002 AND 2001
--------------------------------------------------------------------------------

                                       1ST QUARTER                             1st quarter
--------------------------------------------------------------------------------------------
                  2002                 2002                 2001               2001
                  TSX--CDN $           NASDAQ - U.S. $      TSX-CDN $          NASDAQ-U.S. $

High                  23.00                14.54                16.45                11.00
Low                   15.86                10.00                13.15                 8.50
Volume            4,204,900            4,679,060              129,500            1,000,473


                                       2ND QUARTER                             2nd quarter
--------------------------------------------------------------------------------------------
                  2002                 2002                 2001               2001
                  TSX--CDN $           NASDAQ - U.S. $      TSX-CDN $          NASDAQ-U.S. $

High                  23.40                14.58                17.35                11.50
Low                   18.25                11.40                13.40                 8.50
Volume            3,766,700            7,785,174            2,906,600            2,319,300


                                       3RD QUARTER                             3rd quarter
--------------------------------------------------------------------------------------------
                  2002                 2002                 2001               2001
                  TSX--CDN $           NASDAQ - U.S. $      TSX-CDN $          NASDAQ-U.S. $

High                  24.23                15.82                18.20                11.81
Low                   18.59                12.19                14.50                9.125
Volume            3,475,800            6,172,041            2,905,700            2,998,806


                                       4TH QUARTER                             4th quarter
--------------------------------------------------------------------------------------------
                  2002                 2002                 2001               2001
                  TSX--CDN $           NASDAQ - U.S. $      TSX-CDN $          NASDAQ-U.S. $

High                  21.60                14.56                18.00                11.54
Low                   14.50                 9.12                14.52                 9.46
Volume            3,509,900            3,854,441              560,400            1,330,866

[page 68 AXCAN PHARMA]

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

The directors bring a range of relevant expertise and experience to the board. At present, the board of directors consists of three related directors and six independent directors. The board met 12 times during fiscal year 2002. The board of directors reviews and monitors the economic, financial and technical strategies of the Company. The active involvement of the management group allows the board to continually monitor and assess significant business, operational, financial, compliance and other risks. The executive directors provide the board with regular and detailed documentation relating to the research and development programs, clinical development, business development activities, financial performance and intellectual property management. As appropriate, the board has created board committees, which operate within specific terms of reference.

AUDIT COMMITTEE

The Audit Committee is composed of independent board members. It assists the Board of Directors in fulfilling its responsibilities for the Company's accounting and financial reporting practices, by reviewing the quarterly and annual consolidated financial statements, the adequacy of the system of internal controls, any relevant accounting, financial and security matters, and the management of financial and system risks, and by recommending the appointment of external auditors, who report to the committee and meet with them quarterly both with and without Company management present.

COMPENSATION COMMITTEE

The primary responsibility of the Compensation Committee is to evaluate the performance of the CEO and the other senior officers and to review their respective objectives and compensation. The Compensation Committee is also responsible for the compensation policies and benefits granted to employees of the Company and recommends Company guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardized grants of options for each category of executives.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Through its Corporate Governance and Nominating Committee, the Board of Directors reviews the quality of the relationship between management and the Board of Directors in order to recommend ways to improve that relationship. It ensures that an effective and efficient approach to corporate governance is developed, and makes recommendations to the full Board of Directors for implementation.

Axcan attaches high priority to communications with shareholders. The Company believes that it maintains good relations with its shareholders through the provision of interim and annual reports, press releases, presentations at conferences, through its website www.axcan.com and through regular one-on-one meetings with institutional shareholders. The information contained on Axcan's website is not incorporated by reference in this annual report and should not be considered as part of this annual report.

INFORMATION AVAILABLE UPON REQUEST

Additional copies of the Annual Report
Quarterly reports
Annual Information Form
Information circular
Investor information
Press kit

Pour obtenir une version francaise du rapport annuel d'Axcan Pharma inc., veuillez communiquer avec le service des relations aux investisseurs.

Design: Spirale Communication Marketing Inc.
Corporate section:EuroArt silk,
                  100% chloride free
Financial section: Magna Carta 30%
                   Post Consumer Recycled Fiber

AXCAN PHARMA INC.
(C)2003-All rights reserved
Printed in Canada

The names CANASA, FLUTTER, HELICIDE, LACTEOL, LANSOYL, MODULON, PHOTO-BARR, PHOTOFRIN, SALOFALK, SCANDI-CAL, SCANDISHAKE, TAGAMET, TRANSULOSE, TRANSITOL, URSO, ULTRASE and VIOKASE appearing in this annual report are trademarks of Axcan and its subsidiaries; the name ADEKs is a registered trademark of Carlsson-Rensselaer Corporation; AMPHOJEL is a registered trademark of Wyeth; COPTIN is a registered trademark of Pfizer Inc.; CORTENEMA is a registered trademark of Reid Rowell Inc.; MUCAINE is a registered trademark of American Home Products.

MANAGEMENT

BOARD OF DIRECTORS

     Leon F. Gosselin
     Chairman of the Board
     President and Chief Executive Officer, Axcan Pharma Inc.

     Francois Painchaud
     Corporate Secretary
     Partner, Leger, Robic, Richard g.p., Law firm and Robic,
     Patent and trademark agents

     Jacques Gauthier
     Consultant and Corporate Administrator

     Louis P. Lacasse
     President, Genechem Venture Fund, l.p.

     Colin R. Mallet
     Business Consultant

     David W. Mims
     Executive Vice President and Chief Operating Officer,
     Axcan Pharma Inc.

     Dr. Claude Sauriol
     Business Consultant

     Jean Sauriol
     Business Consultant

     Michael M. Tarnow
     Business Consultant

OFFICERS

Leon F. Gosselin
     President and Chief Executive Officer

David W. Mims
     Executive Vice President and Chief Operating Officer

John R. (Bob) Booth
     Senior Vice President, North American Commercial Operations

Dr. Francois Martin
     Senior Vice President, Scientific Affairs

Patrick L. McLean
     Senior Vice President, European Commercial Operations

Dr. Patrick Colin
     Vice President, Clinical Research

Martha D. Donze
     Vice President, Corporate Administration

Dr. France Guay
     Vice President, Development and Quality Control

Jocelyn Pelchat
     Vice President, Business Development and Export Operations

Richard Tarte
     General Counsel

Jean Vezina
     Vice President, Finance and Chief Financial Officer

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

     STOCK EXCHANGE LISTINGS
       Axcan Pharma Inc. is listed on the Toronto Stock Exchange under the symbol AXP and on the Nasdaq National Market under the symbol AXCA.

     NUMBER OF SHARES
       At September 30, 2002, there were 44,863,198 Axcan common shares outstanding.

     TRANSFER AGENT AND REGISTRAR
       Computershare Trust Company of Canada
       1800 McGill College Avenue
       Montreal, Quebec
       H3A 3K9  Canada
       Tel: 1 (800) 332-0095

     ANNUAL MEETING
       The Annual General Meeting of Axcan Pharma Inc. will be held at 9:00 a.m. on February 20, 2003, at OMNI HOTEL
       1050 Sherbrooke St. West
       Montreal, Quebec
       H3A 2R6 Canada


     ADDITIONAL INFORMATION MAY BE OBTAINED FROM:


       ISABELLE ADJAHI
       DIRECTOR,INVESTOR RELATIONS
       Axcan Pharma Inc.
       597 Laurier Blvd
       Mont Saint-Hilaire, Quebec
       J3H 6C4  Canada

       Telephone: (450) 467-5138 or 1 (800) 565-3255

       Fax: (450) 464-9979
       E-mail: iadjahi@axcan.com

       Axcan files all mandatory information with Canadian securities commissions and the U.S. Securities and Exchange Commission. This information is available from the Company upon request.

     CORPORATE OFFICE

       AXCAN PHARMA INC.
       597 Laurier Blvd
       Mont Saint-Hilaire, Quebec
       J3H 6C4 Canada

       Telephone: (450) 467-5138 or 1 (800) 565-3255
       Fax:       (450) 464-9979

www.axcan.com

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HISTORY

1982
Axcan founded in Mont Saint-Hilaire, Canada.

1986
Approval and launch of the first product, SALOFALK.

1987
Initiation of key liver disease clinical trials with ursodiol.

1989
Canadian approval of URSOFALK (now URSO 250), which is out-licensed to Jouveinal Canada.

1995
Axcan completes initial public offering and lists shares in Canada (AXP).

1996
Revenue reaches U.S. $10 million.

1997
Axcan acquires a number of products including MODULON and reacquires the rights for URSOFALK, which is renamed URSO 250, in Canada.

Axcan launches first product in the United States (VIOKASE, acquired from American Home Products) and becomes Scandipharm's Canadian distributor.

URSO 250 is the first of Axcan's drugs approved by the U.S. Food and Drug Administration ("FDA").

1998
Launch of URSO 250 in the United States.

1999
Axcan acquires Scandipharm, Inc. expands into the United States and becomes the first public Canadian pharmaceutical company with its own sales and marketing organization in the United States.

2000
Axcan acquires PHOTOFRIN and enters the growing field of photodynamic therapy.

Axcan lists common shares on the Nasdaq National Market (AXCA).

2001
CANASA suppositories are approved by the FDA and launched in the United States.

Filing of a New Drug Submission/Application for HELICIDE (HELICOBACTER PYLORI eradication therapy) in Canada and the United States and PHOTOFRIN (High-Grade Dysplasia associated with Barrett's Esophagus) in Canada.

Revenue exceeds U.S. $100 million.

2002
Axcan acquires Enteris and Lacteol in France.

Filing of New Drug Application for PHOTOFRIN-PHOTOBARR in the United States and Europe.

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Since the beginning, Axcan Pharma has focused on the field of gastroenterology.
It is the way we excelled yesterday and the way we excel today. It is the way we see ourselves tomorrow. We are proud that gastroenterology is our reason for being.

                            [Axcan Pharma logo here]
                                 www.axcan.com

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AXCAN PHARMA INC.

Date: January 27, 2002        By:    /s/ Jean Vezina
                                     ------------------
                              Name:  Jean Vezina
                              Title: Vice-President, Finance and
                                     Chief Financial Officer